     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 8, 2001

                                                      REGISTRATION NO. 333-88769
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                AMENDMENT NO. 7
                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              QK HEALTHCARE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             5122                            11-3508451
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                               2060 NINTH AVENUE
                           RONKONKOMA, NEW YORK 11779
                                 (631) 439-2000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                MICHAEL W. KATZ
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              QK HEALTHCARE, INC.
                               2060 NINTH AVENUE
                           RONKONKOMA, NEW YORK 11779
                                 (631) 439-2000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                JOHN G. IGOE, ESQ.                                 JOHN C. KENNEDY, ESQ.
               EDWARDS & ANGELL, LLP                     PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                250 ROYAL PALM WAY                              1285 AVENUE OF THE AMERICAS
                     SUITE 300                                   NEW YORK, NEW YORK 10019
               PALM BEACH, FL 33480                                   (212) 373-3000
                  (561) 833-7700

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effectiveness of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

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       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES, IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   Subject to Completion, dated March 8, 2001

PROSPECTUS

                               11,000,000 SHARES

                           [QK HEALTHCARE INC. LOGO]

                                  COMMON STOCK
--------------------------------------------------------------------------------

       This is our initial public offering of shares of common stock. We are offering 11,000,000 shares.

     No public market currently exists for our shares. The New York Stock Exchange has approved the shares for listing under the symbol "KRX". We expect the public offering price to be between $14.00 and $16.00 per share.

     INVESTING IN OUR SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                                        PER SHARE       TOTAL
                                                        ----------    ----------
Public offering price.................................  $             $
Underwriting discounts................................  $             $
Proceeds to QK Healthcare, Inc........................  $             $

     We have granted the underwriters an option for a period of 30 days to purchase up to 1,650,000 additional shares of common stock.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Lehman Brothers, on behalf of the underwriters, expects to deliver the
shares on or about              , 2001.

--------------------------------------------------------------------------------

LEHMAN BROTHERS
             JP MORGAN
                            FIRST UNION SECURITIES, INC.
                                                        FIDELITY CAPITAL MARKETS

            , 2001

                               TABLE OF CONTENTS

                                  PAGE
                                  ----
Prospectus Summary..............    1
Risk Factors....................    7
Use of Proceeds.................   15
Dividend Policy.................   16
Capitalization..................   17
Dilution........................   19
Selected Historical Financial
  Data..........................   20
Pro Forma Financial
  Information...................   22
Management's Discussion and
  Analysis of Financial
  Condition and Results of
  Operations....................   25

                                  PAGE
                                  ----
Business........................   33
Management......................   42
Related Party Transactions......   49
Principal Stockholders..........   52
Description of Capital Stock....   54
Shares Eligible for Future
  Sale..........................   57
Underwriting....................   59
Legal Matters...................   62
Experts.........................   62
Where You Can Find More
  Information...................   62
Index to Financial Statements...  F-1

                            ------------------------

     Until                , 2001, all dealers selling shares of the common
stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors." All information in this prospectus reflects the transfer of the pharmaceutical business of Quality King Distributors, Inc. to us as a result of the reorganization described in this prospectus for all relevant periods and assumes that the underwriters will not exercise their option to purchase additional shares in the offering. The terms "we," "us" and "our" refer to QK Healthcare, Inc.

                                  THE COMPANY

     We are a national wholesale distributor of selected healthcare products to retailers, wholesale distributors and pharmacy benefit managers. Pharmacy benefit managers are companies that manage and administer prescription benefits for health plans and other third party payors. Our products currently include branded and generic pharmaceutical products and medical/surgical products. As compared to traditional wholesale distributors,

     - we carry a narrow range of merchandise inventory, rather than a full line of products

     - we offer our customers a limited range of inventory, delivery and purchasing services

     - we acquire and hold significant inventory levels of specific products when it is financially advantageous to do so

     - we primarily deliver products in bulk shipments to our customers' warehouses rather than to individual stores.

We offer pharmaceutical and other healthcare products to our customers at superior prices. In addition, we believe that traditional wholesale distributors do not view us as a competitor but rather as an important partner that provides them with an alternative channel for sales and purchases.

     We acquire products from our extensive network of over 300 suppliers, including most of the major pharmaceutical manufacturers and wholesale distributors. We primarily stock products that we acquire on favorable terms by taking advantage of manufacturers' incentive discounts, various market opportunities and anticipated price increases. We believe that our ability to purchase significant amounts of inventory in short time periods makes us an important partner to members of our network.

     Our purchasing and sales systems, together with our extensive knowledge of the pharmaceutical industry, are critical parts of our capabilities. Our experienced buying team relies heavily on our information system that provides decision support in the selection, quantity and timing of our product purchases. Quality King developed this system over 25 years and customized it to meet the needs of our pharmaceutical business. Our direct sales force, complemented by our telemarketing activities and our internet services, ensures effective communication of our product offerings to our customers. We believe our information system provides our sales personnel with a competitive advantage in customer interactions by providing them with current information regarding product pricing and availability and manufacturers' promotional programs.

     We have grown significantly over the past five years as a result of the expansion of our product line, customer base, supplier relationships and management, as well as overall industry growth. From fiscal 1996 through fiscal 2000, our annual net sales grew from $328.3 million to $1,242.1 million, representing a compound annual growth rate of 40%. Our income from operations grew over this period from $4.6 million to $66.1 million, representing a compound annual growth rate of 95%.

INDUSTRY OVERVIEW

     The United States pharmaceutical industry sales grew at a 8.9% compound annual growth rate between 1990 and 1997. This growth has been the result of several factors, including:

     - Aging population

     - Introduction of new pharmaceuticals

     - Efforts to minimize healthcare costs that stress drug therapies

     - Pharmaceutical price increases by drug manufacturers.

     Coinciding with this growth, the number of individuals who are having their pharmaceutical products paid for through third-party payors has increased. As a result, the principal participants in the pharmaceutical distribution chain -- pharmaceutical manufacturers, wholesalers and retailers -- have experienced increasing pressure upon their profitability. This pressure has led these participants to search for additional means of increasing their profits, including selling and purchasing products from alternative partners.

STRATEGY

     We believe that we play a unique role in the pharmaceutical distribution chain in that our customers include both distributors and retailers. Our goal is to enhance our market position and to continue to grow our business by pursuing a strategy with the following core elements:

     - Continue to be a valuable resource to our customers and suppliers

     - Focus on providing selective lines of products

     - Increase our product offerings

     - Broaden our customer base and expand into other health-related distribution businesses

     - Expand our internet and telemarketing sales activities.

HISTORY AND REORGANIZATION

     From 1987 until shortly before the offering, we were a division of Quality King Distributors, Inc. Quality King is a promotional wholesale distributor which previously had four separate divisions: hair care products; groceries; health and beauty care products; and pharmaceuticals and medical/surgical supplies. Prior to the offering, Quality King reorganized its businesses. The reorganization included transferring the pharmaceutical business to us and distributing our stock to the stockholders of Quality King. As a result of the reorganization, we now conduct the pharmaceutical business independently from Quality King with our own employees. However, Quality King continues to provide computer services, warehouse space, and warehouse management and consulting services to us.

     In connection with the reorganization and this offering, we declared a dividend to our controlling stockholders of $110 million. We paid the dividend to our controlling stockholders in the form of promissory notes. We intend to use a portion of the proceeds of this offering to prepay up to $40 million of these notes.

     Our offices are located at 2060 Ninth Avenue, Ronkonkoma, New York 11779. Our phone number is (631) 439-2000.

                                  THE OFFERING

Common stock offered............    11,000,000 shares

Common stock outstanding after
the offering....................    27,500,000 shares

Use of proceeds.................    We intend to use the net proceeds from this
                                    offering to reduce our short-term borrowings and to prepay up to $40 million of the notes issued to our controlling stockholders in connection with the dividend paid to them in the form of promissory notes prior to this offering. See "Use of Proceeds."

New York Stock Exchange
Symbol..........................    "KRX"

     The number of shares of common stock to be outstanding after this offering
is based on the number of shares outstanding as of              , 2001 and
excludes:

     - 2,850,000 shares underlying options outstanding at the closing of this offering at an exercise price $5.00 less than the initial offering price of the shares in this offering

     - 1,080,000 shares underlying options outstanding at the closing of this offering at an exercise price equal to the initial offering price of the shares in this offering

     - 970,000 shares available for future grant under our option plan

     - 1,650,000 shares subject to the underwriters' option to purchase additional shares in the offering.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table summarizes selected historical and pro forma financial data for each of the five years in the period ended October 31, 2000. We prepared the summary historical financial data from the historical accounting records of Quality King. Although we were a significant division of Quality King, separate financial statements were not prepared in prior periods. In preparing our financial statements, as described in Note 1(a) of the Notes to the Financial Statements, we identified and carved-out of the books and records of Quality King all balance sheet and income statement accounts that were directly traceable to our pharmaceutical business. Those accounts included accounts receivable, inventories, advances to suppliers for future purchases, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities, net sales, cost of sales and certain operating expenses. Management also identified various operating expenses that were not directly traceable to any specific division of Quality King. We allocated a portion of these expenses based on assumptions and methods that we consider reasonable and appropriate. The procedures employed utilized various allocation bases including number of transactions processed, estimated delivery miles, warehouse square footage and other methods.

     Prior to October 31, 2000, we valued our inventories using the last-in, first-out ("LIFO") method. We have restated the financial data presented for all periods to report the results of operations as if inventories were valued using the first-in, first-out ("FIFO") method.

     You should read the summary historical and pro forma financial data in conjunction with the "Selected Historical Financial Data," "Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and their related notes appearing elsewhere in this prospectus.

     You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Operating Results" for a discussion of expected results for the quarter ended January 31, 2001.

                (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)

                                                                            TWELVE MONTHS ENDED OCTOBER 31,
                                                              ------------------------------------------------------------
                                                                 1996         1997       1998        1999         2000
                                                              -----------   --------   --------   ----------   -----------
                                                              (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Sales, net..................................................   $328,307     $552,488   $772,359   $1,012,818   $1,242,094
                                                               --------     --------   --------   ----------   ----------
Gross profit................................................     16,767       35,987     45,818       72,827       83,043
                                                               --------     --------   --------   ----------   ----------
Operating expenses:
  Warehouse and delivery....................................      1,832        3,039      4,069        5,047        5,073
  Selling, general and administrative.......................     10,376(1)     6,762      7,187       10,258       11,869
                                                               --------     --------   --------   ----------   ----------
    Total operating expenses................................     12,208        9,801     11,256       15,305       16,942
                                                               --------     --------   --------   ----------   ----------
Income from operations......................................      4,559       26,186     34,562       57,522       66,101
Interest expense -- related party(2)........................      7,649       12,984     17,370       20,737       29,068
                                                               --------     --------   --------   ----------   ----------
Income (loss) before income taxes...........................     (3,090)      13,202     17,192       36,785       37,033
Income taxes (benefit)(3)...................................        (53)         224        285          237          326
                                                               --------     --------   --------   ----------   ----------
Net income (loss)...........................................   $ (3,037)    $ 12,978   $ 16,907   $   36,548   $   36,707
                                                               ========     ========   ========   ==========   ==========
Pro forma for change in tax status:
  Historical income (loss) before income taxes..............   $ (3,090)    $ 13,202   $ 17,192   $   36,785   $   37,033
  Pro forma income taxes (benefit)(4).......................     (1,194)       5,312      6,906       14,732       14,831
                                                               --------     --------   --------   ----------   ----------
  Pro forma net income (loss)...............................   $ (1,896)    $  7,890   $ 10,286   $   22,053   $   22,202
                                                               ========     ========   ========   ==========   ==========
Pro forma basic earnings per share..........................                                                   $      .93
                                                                                                               ==========
Pro forma weighted average number of shares
  outstanding(5)............................................                                                       23,833
                                                                                                               ==========
Pro forma for the reorganization and the offering(6):
  Pro forma net income......................................                                                   $   26,231
  Pro forma basic earnings per share........................                                                   $      .95
  Pro forma weighted average number of shares outstanding...                                                       27,500
  Pro forma diluted earnings per share......................                                                   $      .92
  Pro forma weighted average diluted shares outstanding.....                                                       28,450

OTHER DATA(7):
Gross margin................................................        5.1%         6.5%       5.9%         7.2%         6.7%
Income from operations margin...............................        1.4%         4.7%       4.5%         5.7%         5.3%

                                                                    OCTOBER 31, 2000
                                                              -----------------------------
                                                                               PRO FORMA,
                                                              HISTORICAL     AS ADJUSTED(8)
                                                              -----------    --------------
                                                                              (UNAUDITED)
BALANCE SHEET DATA:
Total assets................................................   $426,358         $432,058
Advances from Quality King -- related party.................   $351,913         $      0
Total debt..................................................   $351,913         $279,538
Stockholders' equity........................................   $     17         $ 78,092

                                                                            (See
footnotes on next page)

-------------------------
(1) Includes a $6,000 write-off of accounts receivable from FoxMeyer Corporation when it filed for Chapter 11 protection under the bankruptcy code.

(2) As described in Note 9 of the Notes to the Financial Statements, we computed interest expense based on an assumed principal amount equal to the average monthly balances of inventories, accounts receivable and advances to suppliers less accounts payable. Interest expense is based on the effective rates paid by Quality King under its bank loan agreement for the respective periods.

(3) Represents state and local taxes as an S corporation.

(4) Reflects the pro forma provision for income taxes, primarily current, that would have been reported had we operated as a stand-alone entity and filed federal and state income tax returns for our operations as a C corporation. We assumed a pro forma income tax benefit in 1996 based on future operating income projections.

(5) Reflects 16,500 shares outstanding as of October 31, 2000 and the issuance of 7,333 shares representing that portion of the shares sold in the offering (at an assumed initial offering price of $15.00 per share) the proceeds of which will be deemed to be utilized to fund the payment of the dividend declared to our controlling stockholders in the amount of $110,000.

(6) Adjusted to give effect to the interest savings from the application of $112,075 of the net proceeds from the offering to reduce the short-term borrowings assumed from Quality King as if these transactions had occurred as of November 1, 1999. We calculated the reduction using Quality King's effective interest rate. Pro forma weighted average diluted shares outstanding reflects 16,500 shares outstanding as of October 31, 2000 and the issuance of 11,000 shares representing the total number of shares sold in the offering.

(7) Gross margin equals gross profit as a percentage of net sales. Income from operations margin equals income from operations as a percentage of net sales.

(8) Gives effect to the following transactions:

     - the declaration of the $110,000 dividend to our controlling stockholders paid by delivery of promissory notes

     - the capital contribution of $30,300 by Quality King

     - the assumption of a portion of Quality King's short-term borrowings

     - the offering and the application of its net proceeds to prepay $40,000 of the promissory notes delivered to our controlling stockholders and to reduce the short-term borrowings assumed from Quality King.

                                  RISK FACTORS

     Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before buying shares of our common stock.

BECAUSE WE WILL PAY A SIGNIFICANT PORTION OF THE PROCEEDS OF THE OFFERING TO OUR CONTROLLING STOCKHOLDERS, WE WILL HAVE A SIGNIFICANT DEFICIT IN OUR STOCKHOLDERS' EQUITY AND LESS OF THE PROCEEDS WILL BE AVAILABLE FOR USE IN OUR BUSINESS

     In connection with the reorganization and the offering, we declared a dividend to our controlling stockholders of $110 million. We paid the dividend to our controlling stockholders in the form of promissory notes which bear interest at an annual rate of 7.5% and have a final maturity in 2009. The dividend resulted in a deficit of approximately $110 million in our stockholders' equity. We intend to use a portion of the proceeds of this offering to prepay up to $40 million of these notes. We will pay $45 million of the principal and accrued interest in 28 equal quarterly installments commencing June 30, 2002 and the remaining $25 million of principal and accrued interest in eight equal quarterly installments beginning five years after the consummation of this offering. As a result, $40 million of the $152 million net proceeds of the offering (based on an assumed initial offering price of $15) and the funds needed to pay the remaining obligation on the notes will not be available to meet the working capital or growth needs of our business. If such proceeds and funds were available, we could use them to further reduce our debt levels and/or to finance our inventories and receivables. Because these proceeds and funds will not be available for use in our business, our debt to assets ratio will be higher, which will result in higher financing costs. These higher costs will reduce our earnings and may produce greater earnings volatility in the future.

COMPETITION IN THE WHOLESALE PHARMACEUTICAL DISTRIBUTION MARKET COULD CAUSE OUR SALES AND MARGINS TO DECLINE

     The wholesale pharmaceutical distribution business is very competitive. We compete on the basis of price, product availability and delivery speed with other wholesale distributors and manufacturers who sell directly to retailers. The wholesale pharmaceutical distribution business is dominated by five major distributors whose aggregate annual sales exceeded $79 billion in 2000. These major distributors, as well as many of our competitors, have greater financial and marketing resources than we do. To the extent competitors seek to gain or retain market share by reducing prices, changing credit terms or increasing marketing expenditures, we could lose sales or customers and our margins could decline, which could seriously harm our operating results and cause the price of our stock to decline. In addition, the development of alternative distribution channels, such as internet-based electronic commerce, could lead manufacturers to bypass us, which could cause our sales and margins to decline.

WE EXPECT OUR QUARTERLY REVENUES AND OPERATING RESULTS TO FLUCTUATE SIGNIFICANTLY WHICH COULD CAUSE OUR STOCK PRICE TO FLUCTUATE

     Our quarterly revenues and operating results have varied and are likely to continue to vary significantly due to other risk factors described in this section and our purchasing methods. We primarily stock products that we acquire on favorable terms by taking advantage of manufacturers' incentive discounts, various market opportunities and anticipated price increases. Since our buying opportunities vary from time to time, our inventory levels and resulting sales opportunities will also vary. As a result, our quarterly operating results may fluctuate significantly from quarter to quarter and may be below the expectations of public market analysts and investors. If this occurs, our stock's trading price could fluctuate significantly.

IF WE LOSE THE PRINCIPAL MEMBERS OF OUR MANAGEMENT, OUR RELATIONSHIPS WITH OUR CUSTOMERS AND SUPPLIERS COULD BE HARMED

     Our success depends upon the retention of the principal members of our management team, particularly Glenn Nussdorf, our Chairman and Chief Executive Officer, and Michael Sosnowik, our President. We believe that their relationships with our customers and suppliers are critical to our success. The loss of the services of Mr. Nussdorf, Mr. Sosnowik or other key members of our management team could cause our sales and margins to decline, which could seriously harm our operating results and cause the price of our stock to decline. In addition, our bank loan agreement provides that if Mr. Nussdorf is no longer our Chairman and Chief Executive Officer or if Mr. Sosnowik is no longer our President and a replacement acceptable to the Board of Directors is not obtained within 180 days of his departure, an event of default will occur. Except for Mr. Sosnowik, who has an employment agreement which expires in 2005, we do not have employment agreements with any of our executive officers. We also do not have life insurance policies on the lives of any members of our management team.

IF WE ARE NOT ABLE TO BORROW FUNDS UNDER OUR BANK LOAN AGREEMENT, WE MAY HAVE TO CURTAIL OUR OPERATIONS

     Our principal capital requirements are to fund our inventory and other working capital needs to support our growth. We have had negative cash flow from operations of $75.5 million and $46.6 million for the years ended October 31, 1998 and 2000. Due primarily to an increase in trade credit, we reported $10.5 million of cash provided by operations for the year ended October 31, 1999. However, we expect our cash flow from operations to be negative for the foreseeable future. As a result, we are dependent on our bank loan agreement for cash to fund our operations. Under the bank loan agreement, we are able to borrow up to $350 million, depending primarily on our inventory and receivables levels. As of October 31, 2000, after giving effect to this offering, the application of its net proceeds and other related transactions, we would have had approximately $209.5 million of debt outstanding and approximately $84.8 million of additional funds available to us under our bank loan agreement. Borrowings under our bank loan agreement are subject to the satisfaction of various conditions, including the absence of a material adverse change in our business. When our bank loan agreement expires in 2005, we will need to refinance our bank loan agreement and/or raise additional funds. If we are unable to borrow sufficient amounts under the bank loan agreement or to refinance it, we may be required to significantly curtail our operations.

OUR BANK LOAN AGREEMENT IMPOSES VARIOUS RESTRICTIONS WHICH AFFECT OUR OPERATIONS AND LIMIT OUR ABILITY TO PAY DIVIDENDS

     Our bank loan agreement contains numerous financial and operating covenants that limit our discretion with respect to business matters. These covenants place significant restrictions on our ability to incur additional indebtedness, to pay dividends and other distributions, to repay other obligations, to create liens or other encumbrances, to make investments, to engage in transactions with affiliates, to sell or otherwise dispose of assets and to merge or consolidate with other entities, and will otherwise restrict our corporate activities.

     Our bank loan agreement also requires us to meet various financial ratios and tests. We may not be able to comply with these and other provisions due to changes in economic or business conditions or other events beyond our control. Our failure to comply with any of these ratios and tests could result in acceleration of the maturity of the indebtedness under our bank loan agreement as well as the maturity of other outstanding debt. If the maturity of our indebtedness were accelerated, we might not have sufficient assets to repay in full such indebtedness. To secure our obligations under the bank loan agreement, we granted a first priority pledge of and security interest in all of our assets to the lenders.

     Finally, our bank loan agreement provides that a "change of control" or "change of management" will constitute an event of default that will permit the lenders to accelerate the maturity of our indebtedness. Under the bank loan agreement, a "change of control" or "change of management" will occur if Glenn, Stephen and Arlene Nussdorf do not together beneficially own at least 35% of our common stock or any person or group owns more common stock than the Nussdorfs, a majority of our Board of Directors ceases to serve during any one year period, Michael Sosnowik is no longer our President and a replacement acceptable to our Board of Directors is not obtained within 180 days of his departure or Glenn Nussdorf is no longer our Chairman and Chief Executive Officer.

SINCE WE ARE HIGHLY LEVERAGED, DEBT AND INTEREST EXPENSE WILL REDUCE FUNDS AVAILABLE FOR CORPORATE PURPOSES AND LIMIT OUR FLEXIBILITY

     We have a significant amount of indebtedness. Our total debt was approximately $279.5 million and stockholders' equity was approximately $78.1 million at October 31, 2000 after giving effect to this offering, the application of its net proceeds and other related transactions. We may incur significant additional indebtedness under our bank loan agreement. Our indebtedness could negatively affect our operations in the following ways:

     - We may be unable to obtain additional financing when needed for our operations or when desired for acquisitions or expansions

     - We must dedicate a large part of our cash flow to interest payments on our debt, which reduces our funds available for other corporate purposes

     - The interest rate of our debt is based on market interest rates and is not hedged so a rise in market interest rates will increase our interest expense

     - The level of our debt could limit our flexibility in responding to downturns in the economy or in our business.

LOSS OF ONE OR MORE OF OUR LARGEST CUSTOMERS COULD HURT OUR BUSINESS BY REDUCING OUR REVENUES AND EARNINGS

     During the year ended October 31, 2000, our largest 20 customers accounted for approximately 89% of our net sales and two customers, McKessonHBOC Inc. and Bergen Brunswig Corporation, accounted for approximately 22% and 13% of our net sales, respectively. McKessonHBOC Inc. and Bergen Brunswig Corporation are also two of our competitors. As is customary in our industry, we generally do not have long-term contracts with our customers. Significant declines in the level of purchases by one or more of these customers or the loss of one or more of these customers through industry consolidation could cause our sales to decline, which could seriously harm our operating results and cause the price of our stock to decline. An adverse change in the financial condition or bankruptcy of any of these customers, including an adverse change as a result of a change in governmental or private reimbursement programs, could result in significant declines in their levels of purchases or the loss of any of these customers, as well as lower margins and difficulty collecting our accounts receivable.

IF OUR MANAGEMENT INFORMATION SYSTEM FAILS TO PRODUCE ACCURATE AND TIMELY INFORMATION, OUR PURCHASING AND SALES OPERATIONS COULD BE DISRUPTED

     Our success depends, in part, on the accuracy and proper utilization of our management information system, as well as those of our vendors and customers. Our management and employees rely heavily on our system to assist them in procurement, sales and other operating decisions. In addition, our customers rely on our system to submit electronic orders. Our management information system gives us the ability to manage our inventories and accounts receivable collections, to sell and ship on an efficient and timely basis and to maintain our operation as inexpensively as possible. If our system is not sufficient to sustain our present operations and our anticipated growth for the foreseeable future, our purchasing and sales operations could be disrupted, which could seriously harm our operating results and cause the price of our stock to decline. In order to ensure the sufficiency of our system, we may need to invest in software enhancements and expanded capabilities, as well as in additional computer hardware.

FAILURE TO MANAGE OUR GROWTH COULD CAUSE OUR SALES AND MARGINS TO DECLINE

     We have recently experienced a period of rapid growth and it is our objective to continue that growth. This growth has placed, and will continue to place, strains on our management, operations and systems. As a result, we have had to hire additional sales, purchasing, administrative and warehouse personnel, expand our warehouse capacity and expand and upgrade our management information system to handle significant increases in the volume of our sales and purchases. In order to manage our growth, we must continue to improve our operating and administrative systems and to attract, hire and train qualified management and operating personnel. In today's competitive labor market, finding and hiring qualified management and operating personnel is increasingly difficult. If we do not effectively manage our growth, our sales and margins could decline which could seriously harm our operating results and cause a decline of our stock price.

RECENT OPTION GRANTS WILL RESULT IN A CHARGE AGAINST OUR FUTURE EARNINGS

     Upon consummation of this offering, options to purchase up to 2,850,000 shares of our common stock will be granted to members of management for past services. These options will have an exercise price $5.00 below the initial offering price of our common stock being sold in this offering. As a result, we will be required to take a $8.55 million net charge against our earnings in the first quarter following this offering.

OUR RELATIONSHIP WITH QUALITY KING POSES CONFLICTS OF INTERESTS FOR THREE OF OUR DIRECTORS

     Three of our six directors, including our Chairman of the Board, are executive officers and/or directors of Quality King. These three directors and related entities are the controlling stockholders of both our company and Quality King. We currently have, and will continue to have, a variety of contractual relationships with Quality King, including an agreement by which we and Quality King will hold harmless each other from various obligations and contingent liabilities and a non-competition agreement. We also purchase computer services, warehouse space and warehouse management and consulting services and license software from Quality King. Quality King's interests under these contracts may be adverse to our interests and we cannot be certain that Quality King management will not use its position in a manner adverse to us, either in the context of these contracts or otherwise. Also, because three of our directors are directors and controlling stockholders of Quality King, any Board decision involving Quality King or any transaction with Quality King may result in a conflict of interest for these directors.

     Our Chairman of the Board intends to allocate his business time between Quality King and us. In addition, another of our executive officers is expected to provide sales services to Quality King in exchange for a commission-based fee to be paid to us. As a result, these officers will not be available to us on a full-time basis and they may have duties to Quality King that may interfere with their duties to us.

     As discussed above, our purchasing and sales operations are dependent on our management information system. Under a support services agreement, Quality King provides us with computer and warehouse management and consulting services. Under a license agreement, Quality King licenses software to us. Quality King's inability to provide these services or license this software for any reason could interfere with our ability to use our management information system which could disrupt our purchasing and sales operations. Such a disruption could seriously harm our operating results and cause the price of our stock to decline.

IF OUR THIRD-PARTY SHIPPERS BECOME UNAVAILABLE, DELIVERY OF OUR PRODUCTS WOULD BE DISRUPTED

     Most of our sales are delivered to customers using third-party shippers, primarily UPS. In the event these third-party shippers were to become unavailable for any reason, such as a labor strike or natural disaster, we could experience shipping delays. Shipping delays could result in the loss or delay of sales to our customers which could hurt our operating results and cause a decline of our stock price.

IF WE ARE UNABLE TO EFFECTIVELY ADAPT TO CHANGES IN THE HEALTHCARE INDUSTRY, OUR SALES AND MARGINS COULD DECLINE

     In recent years, the healthcare industry has experienced significant change driven by efforts to reduce costs and improve standards of care. These efforts include potential national healthcare reform, trends toward managed care, purchasing groups and pharmacy benefit managers, cuts in Medicare and horizontal and vertical consolidation within the healthcare industry. These changes could result in fewer attractive buying opportunities, price reductions, reduced margins and loss of customers. If we or our customers or suppliers are unable to react effectively to these and other changes in the healthcare industry, we could experience a loss of customers, difficulty in collecting our accounts receivable and decreases in sales and margins which could harm our operating results and cause a decline of our stock price.

CONTROL BY OUR EXISTING STOCKHOLDERS WILL LIMIT YOUR ABILITY TO INFLUENCE THE OUTCOME OF MATTERS REQUIRING STOCKHOLDER APPROVAL AND COULD DISCOURAGE POTENTIAL ACQUISITIONS OF OUR COMPANY BY THIRD PARTIES

     After this offering Glenn, Stephen and Arlene Nussdorf will beneficially own in the aggregate approximately 60% of our issued and outstanding common stock. As a result, they will control our affairs, including the election of directors, appointment of our management and approval of any actions requiring the approval of our stockholders, including the adoption of amendments to our certificate of incorporation and the approval of mergers. This concentration of ownership could have the effect of delaying or preventing a change in control of our company or otherwise discouraging a potential acquiror from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market price for their shares.

FAILURE TO COMPLY WITH THE EXTENSIVE GOVERNMENT REGULATIONS APPLICABLE TO OUR BUSINESS COULD RESULT IN PENALTIES

     The wholesale drug distribution industry is subject to regulation by federal, state and local governmental agencies. The distribution of prescription pharmaceuticals and controlled substances requires licenses and permits as well as the implementation of an oversight and compliance program mandated by the Prescription Drug Marketing Act of 1987. In general, regulations pertain to the purchase, safe storage and distribution of pharmaceuticals and controlled substances that are monitored through periodic site inspections conducted by the Food and Drug Administration and the Drug Enforcement Agency. Failure to comply with these requirements and regulations or to respond to changes in these requirements and regulations could result in penalties on us such as fines, restrictions on operations or a temporary or permanent closure of our facility. These penalties could harm our operating results and cause a decline of our stock price.

A DISRUPTION IN OUR COMPUTER SYSTEM OR OUR TELEPHONE SYSTEM COULD INTERFERE WITH OUR OPERATIONS AND HURT OUR RELATIONS WITH OUR CUSTOMERS

     We provide our customers with products at attractive prices that supplement the products they obtain from their other suppliers. A significant portion of our sales is dependent upon our ability to transmit product offerings, reserve orders and transmit sales confirmations and invoices electronically utilizing our management information and telephone systems. Any continuing disruption in either our computer system or our telephone system affecting our ability to receive and process customer orders and ship products on a timely basis could adversely affect our relations with our customers. This could result in customers increasing their dependency on their primary suppliers, leading to reductions in our orders from customers or loss of customers. The resulting declines in sales could hurt our operating results and cause a decline of our stock price.

A LARGE NUMBER OF OUR SHARES ARE OR WILL BE ELIGIBLE FOR FUTURE SALE WHICH COULD DEPRESS OUR STOCK PRICE

     Sales of substantial amounts of common stock, or the perception that a large number of shares will be sold, could depress the market price of our common stock. After this offering, our controlling stockholders will own beneficially approximately 60% of the outstanding shares of our common stock (approximately 57% if the underwriters' option to purchase additional shares in the offering is exercised in full). After expiration of a 360-day "lock-up" period to which all of our controlling stockholders, directors and executive officers are subject, these holders will in general be entitled to dispose of their shares, although the shares of common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the Securities Act. However, Lehman Brothers Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up.

     After the offering, the holders of approximately 20,200,000 shares of our common stock (including shares issuable upon the exercise of outstanding options) will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline.

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION OF THE BOOK VALUE OF YOUR INVESTMENT IN OUR COMMON STOCK

     The initial public offering price of our common stock is substantially more than the book value per share of our common stock, after giving effect to the reorganization and other related transactions. As a result, purchasers of the common stock pursuant to this offering will experience immediate and substantial dilution of $12.16 per share in such net tangible book value per share of common stock from the assumed initial public offering price of $15.00 per share. The exercise of outstanding options with an exercise price less than the initial public offering price of this offering will result in further dilution to you. See "Dilution."

OUR STOCK PRICE MAY BE VOLATILE AND YOU MAY BE UNABLE TO RESELL YOUR SHARES AT OR ABOVE THE OFFERING PRICE

     Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a liquid trading market. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of our common stock could be subject to wide fluctuations as a result of many factors, including those listed in this "Risk Factors" section of the prospectus.

     In recent years, the stock market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of specific companies. Our market price may fluctuate based on a number of factors, including:

     - our operating performance and the performance of other similar companies

     - news announcements relating to us, our industry or our competitors

     - changes in earnings estimates or recommendations by research analysts

     - changes in general economic conditions

     - loss of significant customers or suppliers

     - the number of shares to be publicly traded after the offering

     - actions of our controlling stockholders

     - other developments affecting us, our industry or our competitors.

OUR CERTIFICATE OF INCORPORATION, BY-LAWS AND BANK LOAN AGREEMENT COULD DISCOURAGE OR PREVENT A POTENTIAL ACQUISITION OF OUR COMPANY THAT STOCKHOLDERS MAY CONSIDER FAVORABLE

     Our certificate of incorporation, by-laws, bank loan agreement and Delaware law contain provisions that may discourage, delay or prevent a merger or acquisition of our company that stockholders may consider favorable. This may reduce the market price of our common stock.

THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM ANTICIPATED FUTURE EVENTS OR OUR FUTURE FINANCIAL PERFORMANCE

     Some of the statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "anticipates," "believes," "continues," "could," "estimates," "expects," "intends," "may," "plans," "seeks," "should" or "will" or the negative of these terms or similar expressions are generally intended to identify forward-looking statements. These statements are only predictions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, forward-looking statements involve risks and uncertainties. There are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including the risks outlined in this "Risk Factors" section and elsewhere in this prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     Our net proceeds from the sale of 11,000,000 shares of our common stock offered in this offering (based on an assumed initial public offering price of $15.00) are estimated to be approximately $152 million (approximately $175 million if the underwriters' option to purchase additional shares in the offering is exercised in full), after deducting estimated underwriting discounts and commissions and other offering expenses payable by us. We intend to use the net proceeds from this offering as follows:

     - $40 million (up to $52 million if the underwriters' option to purchase additional shares in the offering is exercised in full) to prepay a portion of the notes that we issued to our controlling stockholders in connection with the declaration of a $110 million dividend at the time of the reorganization. If the net proceeds of this offering are less than $140 million, the amount prepaid will be reduced.

     - The balance to reduce our short-term borrowings, which we assumed from Quality King in connection with the reorganization.

     The notes bear interest at an annual rate of 7.5% and have a final maturity in 2009. We will pay $45 million of the principal and accrued interest in 28 equal quarterly installments commencing June 30, 2002 and the remaining $25 million of principal and accrued interest in eight equal quarterly installments beginning five years after the consummation of this offering. The notes require a mandatory prepayment of up to $40 million upon consummation of this offering. In addition, if the underwriters exercise their option to purchase additional shares in the offering, the notes require a mandatory prepayment of 50% of the net proceeds of the exercise of the option up to $12 million. For more information relating to the dividend to our controlling stockholders, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- History and Reorganization" and Note 12(a) of the Notes to the Financial Statements.

     We assumed a portion of Quality King's short-term borrowings under its bank loan agreement in an amount equal to the advances to us from Quality King. We will repay approximately $112 million of such short-term borrowings with a portion of the net proceeds of this offering. The balance will be refinanced concurrently with the offering with borrowings under our new bank loan agreement. The short-term borrowings assumed from Quality King bear interest at either LIBOR plus 1.5% or the prime rate (approximately 8.4% as of October 31, 2000), which is the rate under Quality King's bank loan agreement. Amounts outstanding under Quality King's bank loan agreement are due December 31, 2001.

     We will determine the amount of our short-term borrowings at the closing of this offering based on the difference between our total assets and liabilities. Because our total assets and liabilities vary, the amount of our short-term borrowings will vary. We currently estimate that the amount of our short-term borrowings immediately after the closing of this offering will be approximately $238 million.

                                DIVIDEND POLICY

     Based on an assumed initial public offering price of $15.00, we expect to use $40 million (up to $52 million if the underwriters' option to purchase additional shares in the offering is exercised in full) of the net proceeds from this offering to prepay a portion of the notes that we issued to our controlling stockholders in connection with the declaration of a $110 million dividend. Other than the $110 million dividend to our controlling stockholders, we have not made any dividends in the past and do not expect to make cash dividends or distributions in the future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant. In addition, our ability to declare and pay dividends on our common stock is restricted by covenants in our bank loan agreement.

                                 CAPITALIZATION

     The following table shows our short-term debt and capitalization as of October 31, 2000, on an actual basis and on a pro forma as adjusted basis to reflect the reorganization and the offering. The pro forma adjustments reflect the following:

      (i) the reorganization:

          - the capital contribution of $30.3 million by Quality King

          - the assumption of a portion of Quality King's short-term borrowings,

      (ii) the offering:

          - the declaration of a $110 million dividend to our controlling stockholders payable by delivery of promissory notes

          - the application of the net offering proceeds to prepay $40 million of the notes to the controlling stockholders and to reduce the short-term borrowings assumed from Quality King

          - the issuance to key management of options to purchase 2,850,000 shares of common stock at an exercise price $5.00 less than the initial offering price of the shares in the offering.

     You should read this table in conjunction with the financial statements and related notes, "Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

                                                              OCTOBER 31, 2000
                                           ------------------------------------------------------
                                                        PRO FORMA ADJUSTMENTS(1)
                                                       ---------------------------     PRO FORMA
                                            ACTUAL     REORGANIZATION    OFFERING     AS ADJUSTED
                                           --------    --------------    ---------    -----------
                                                               (IN THOUSANDS)
Advances from Quality King...............  $351,913      $ (30,300)      $      --     $      --
                                                          (321,613)
Short-term borrowings(2).................        --        321,613        (112,075)      209,538
Notes payable to stockholders -
  short-term(3)..........................        --             --         (40,000)           --
                                                                            40,000
                                           --------      ---------       ---------     ---------
Total short-term borrowings..............   351,913        (30,300)       (112,075)      209,538
                                           --------      ---------       ---------     ---------
Notes payable to stockholders -
  long-term(3)...........................        --             --          70,000        70,000
                                           --------      ---------       ---------     ---------
Total debt...............................   351,913        (30,300)        (42,075)      279,538
                                           --------      ---------       ---------     ---------
Stockholders' equity(4)
  Common stock, $.001 par value, shares
  authorized 100,000; 16,500 issued and
  outstanding on an actual basis; 27,500
  issued and outstanding on a pro-forma
  as adjusted basis......................        17             --              11            28
  Additional paid-in capital.............        --         30,300         152,064       196,614
                                                                            14,250
  Retained earnings (deficit)............        --             --          (8,550)     (118,550)
                                                                          (110,000)
                                           --------      ---------       ---------     ---------
Total stockholders' equity...............        17         30,300          47,775        78,092
                                           --------      ---------       ---------     ---------
Total capitalization.....................  $351,930      $      --       $   5,700     $ 357,630
                                           ========      =========       =========     =========

-------------------------

(1) See "Pro Forma Financial Information -- Pro Forma Condensed Balance Sheet" for additional information about the pro forma adjustments.

(2) Short-term borrowings consist of borrowings under our bank loan agreement. The bank loan agreement provides for up to $350 million in revolving loans or a lesser limit based on our aggregate accounts receivable and inventories. The bank loan agreement will expire four and a half years after the consummation of this offering. Interest payable on amounts outstanding under the bank loan agreement are based on the prime rate or a LIBOR plus a margin depending on our financial leverage. Our ability to borrow under the bank loan agreement is subject to various conditions, including compliance with financial covenants.

    We will determine the amount of our short-term borrowings at the closing of this offering based on the difference between our total assets and liabilities. Because our total assets and liabilities vary, the amount of our short-term borrowings will vary. We currently estimate that the amount of our short-term borrowings immediately after the closing of this offering will be approximately $238 million.

(3) Consists of promissory notes issued to our controlling stockholders in connection with the dividend to our controlling stockholders. The notes bear interest at an annual rate of 7.5% and have a final maturity in 2009. We will pay $45 million of the principal and accrued interest in 28 equal quarterly installments commencing June 30, 2002 and the remaining $25 million of principal and accrued interest in eight equal quarterly installments beginning five years after the consummation of this offering.

(4) The amount in the pro forma as adjusted column excludes 1,650,000 shares subject to an option granted to the underwriters to purchase additional shares in the offering.

                                    DILUTION

     The net tangible book value per share of our common stock is the difference between our tangible assets and our liabilities, divided by the number of shares of common stock outstanding. For investors in the common stock, dilution is the per share difference between the assumed $15.00 per share initial offering price of the common stock in this offering and the net tangible book value of common stock immediately after completing the offering. Dilution in this case results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock.

     On October 31, 2000, our pro forma net tangible book value, which reflects the reorganization and the related transactions discussed in "Pro Forma Financial Information" other than this offering, was approximately $30.3 million and the pro forma per share net tangible book value based on 16,500,000 shares of common stock outstanding was approximately $1.84 per share.

     As of October 31, 2000, without taking into account any changes in our net tangible book value subsequent to that date other than: the sale of the common stock in this offering at the assumed offering price of $15.00, less the estimated offering expenses, including underwriting discounts and commissions, a dividend to our controlling stockholders of $110 million, and the net effect on net tangible book value of the issuance of options to key management at an exercise price $5.00 per share less than the assumed initial offering price, the pro forma net tangible book value of each of the outstanding shares of common stock would have been $2.84 per share after the offering. Therefore, investors in the common stock would have paid $15.00 for a share of common stock having a net tangible book value of approximately $2.84 per share after the offering. That is, their investment would have been diluted by approximately $12.16 per share. At the same time, existing stockholders would have realized an increase in net tangible book value of $1.00 per share after the offering without further cost or risk to themselves. The following table illustrates this per share dilution:

Assumed initial public offering price per share of
  common stock..........................................          $15.00
Pro forma net tangible book value per share of common
  stock before the offering.............................  $1.84
Increase in pro forma net tangible book value per share
  of common stock attributable to investors in the
  offering..............................................   1.00
                                                          -----
Pro forma net tangible book value per share of common
  stock after the offering(1)(2)........................            2.84
                                                                  ------
Dilution per share to the new investors.................          $12.16
                                                                  ======

-------------------------

(1) After deduction of the estimated offering expenses payable by us (including the underwriting discounts and commissions).

(2) Does not give effect to the 1,650,000 shares subject to an option granted to the underwriters to purchase additional shares in the offering.

     The foregoing discussion and table do not give effect to 3,930,000 shares of common stock issuable upon exercise of options granted to management as discussed under "Management -- Stock Option Plan" or the 970,000 shares of common stock reserved for issuance upon the exercise of options to be granted in the future under our stock option plan.

                       SELECTED HISTORICAL FINANCIAL DATA

     We derived the following selected financial information with respect to our financial position as of October 31, 1999 and 2000 and our results of operations for the years ended October 31, 1998, 1999 and 2000 from our audited financial statements that appear elsewhere in this prospectus. We derived the following selected financial information with respect to our financial position as of October 31, 1997 and our results of operations for the year ended October 31, 1997 from audited financial statements that are not included in this prospectus. We derived the following selected financial information with respect to our financial position as of October 31, 1996, and our results of operations for the year ended October 31, 1996 from our unaudited financial statements that are not included in this prospectus.

     We prepared the historical financial data from the historical accounting records of Quality King. Although we were a significant division of Quality King, separate financial statements were not prepared in prior periods. In preparing our financial statements, as described in Note 1(a) of the Notes to the Financial Statements, we identified and carved-out of the books and records of Quality King all balance sheet and income statement accounts that were directly traceable to our pharmaceutical business. Those accounts included accounts receivable, inventories, advances to suppliers for future purchases, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities, net sales, cost of sales and operating expenses. Management also identified other operating expenses that were not directly traceable to any specific division of Quality King. We allocated a portion of these expenses based on assumptions and methods that we consider reasonable and appropriate. The procedures employed utilized various allocation bases including number of transactions processed, estimated delivery miles and warehouse square footage.

     Prior to October 31, 2000, we valued our inventories using the LIFO method. We have restated the financial data presented for all periods to report the results of operations as if inventories were valued using the FIFO method.

     You should read the selected financial data presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and their related notes appearing elsewhere in this prospectus.

     You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Operating Results" for a discussion of expected results for the quarter ended January 31, 2001.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       YEARS ENDED OCTOBER 31,
                                                    --------------------------------------------------------------
                                                       1996          1997         1998        1999         2000
                                                    -----------   -----------   --------   ----------   ----------
                                                    (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Sales, net........................................   $328,307      $552,488     $772,359   $1,012,818   $1,242,094
                                                     --------      --------     --------   ----------   ----------
Gross profit......................................     16,767        35,987       45,818       72,827       83,043
                                                     --------      --------     --------   ----------   ----------
Operating expenses:
  Warehouse and delivery..........................      1,832         3,039        4,069        5,047        5,073
  Selling, general and administrative.............     10,376(1)      6,762        7,187       10,258       11,869
                                                     --------      --------     --------   ----------   ----------
    Total operating expenses......................     12,208         9,801       11,256       15,305       16,942
                                                     --------      --------     --------   ----------   ----------
Income from operations............................      4,559        26,186       34,562       57,522       66,101
Interest expense-related party(2).................      7,649        12,984       17,370       20,737       29,068
                                                     --------      --------     --------   ----------   ----------
Income (loss) before income taxes.................     (3,090)       13,202       17,192       36,785       37,033
Income taxes (benefit)(3).........................        (53)          224          285          237          326
                                                     --------      --------     --------   ----------   ----------
Net income (loss).................................   $ (3,037)     $ 12,978     $ 16,907   $   36,548   $   36,707
                                                     ========      ========     ========   ==========   ==========
Pro forma for change in tax status:
  Historical income (loss) before income taxes....   $ (3,090)     $ 13,202     $ 17,192   $   36,785   $   37,033
  Pro forma income taxes (benefit)(4).............     (1,194)        5,312        6,906       14,732       14,831
                                                     --------      --------     --------   ----------   ----------
  Pro forma net income (loss).....................   $ (1,896)     $  7,890     $ 10,286   $   22,053   $   22,202
                                                     ========      ========     ========   ==========   ==========
  Pro forma basic earnings per share..............                                                      $      .93
                                                                                                        ==========
  Pro forma weighted average number of shares
    outstanding(5)................................                                                          23,833
                                                                                                        ==========

                                                                             OCTOBER 31,
                                                     ------------------------------------------------------------
                                                        1996          1997         1998       1999        2000
                                                     -----------   -----------   --------   --------   ----------
                                                     (UNAUDITED)
BALANCE SHEET DATA:
Current assets.....................................   $140,198      $170,922     $274,890   $391,665   $  426,014
Total assets.......................................   $140,198      $170,922     $274,890   $391,921   $  426,358
Advances from Quality King -- related party........   $126,217      $149,530     $241,916   $268,355   $  351,913
Stockholders' equity...............................   $     17      $     17     $     17   $     17   $       17

-------------------------
(1) Includes a $6,000 write-off of accounts receivable from FoxMeyer Corporation when it filed for Chapter 11 protection under the bankruptcy code.

(2) In connection with the preparation of our financial statements as described in Notes 1(a) and 9 of the Notes to the Financial Statements, we computed interest expense based on the average monthly balances of inventories, accounts receivable and advances to suppliers less accounts payable. We based interest expense on the effective rates paid by Quality King under its bank loan agreement for the respective periods.

(3) Represents state and local taxes as an S corporation.

(4) Reflects the pro forma provision for income taxes, primarily current, that would have been reported had we operated as a stand-alone entity and filed federal and state income tax returns for our operations as a C corporation. We assumed a pro forma income tax benefit in 1996 based on future operating income projections.

(5) Reflects 16,500 shares outstanding as of October 31, 2000 and the issuance of 7,333 shares representing that portion of the shares sold in the offering (at an assumed initial offering price of $15.00 per share) the proceeds of which will be deemed to be utilized to fund the payment of the dividend declared to our controlling stockholders in the amount of $110,000.

                        PRO FORMA FINANCIAL INFORMATION

     The pro forma information gives effect to the following transactions in connection with the reorganization and this offering:

The Reorganization:

     - the capital contribution of $30.3 million by Quality King

     - the assumption of a portion of Quality King's short-term borrowings

     - the conversion from an S corporation to a C corporation for income tax purposes

The Offering:

     - the declaration of the $110 million dividend to our controlling stockholders paid by delivery of promissory notes

     - this offering and the application of its net proceeds to prepay $40 million of the notes to our controlling stockholders and to reduce the short-term borrowings assumed from Quality King

     - the issuance to key management of options to purchase 2,850,000 shares of common stock at an exercise price $5.00 per share less than the initial offering price of the shares in the offering

     The accompanying pro forma condensed balance sheet gives effect to these transactions as if they had occurred at October 31, 2000. The accompanying pro forma condensed statements of operations for the year ended October 31, 2000 give effect to these transactions as if they had occurred at November 1, 1999. See "Use of Proceeds."

     The pro forma condensed statements of operations do not reflect the non-recurring non-cash management compensation charge relating to the options granted to key management for past services. We will record this charge in the first quarter ending immediately after this offering.

     Concurrently with the offering, we will refinance the balance of the short-term borrowings assumed from Quality King with borrowings under our new bank loan agreement.

     This pro forma information does not purport to represent what our actual results of operations would have been had the transactions occurred on the dates indicated or for any future period or date. The pro forma adjustments give effect to available information and assumptions that we believe are reasonable. You should read this pro forma information in conjunction with our historical financial statements and their notes, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

     You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Operating Results" for a discussion of expected results for the quarter ended January 31, 2001.

                              QK HEALTHCARE, INC.

                       PRO FORMA CONDENSED BALANCE SHEET
                                OCTOBER 31, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                   PRO FORMA ADJUSTMENTS
                                                                ----------------------------       PRO FORMA
                                                   HISTORICAL   REORGANIZATION     OFFERING       AS ADJUSTED
                                                   ----------   --------------     ---------      -----------
ASSETS
Current
  Cash...........................................   $     --                       $ 152,075(1)    $      --
                                                                                    (152,075)(2)
  Other current..................................    426,014                                         426,014
                                                    --------                                       ---------
Total current....................................    426,014                                         426,014
Deferred income taxes............................         --                           5,700(3)        5,700
Other non-current assets.........................        344                                             344
                                                    --------       --------        ---------       ---------
                                                    $426,358       $     --        $   5,700       $ 432,058
                                                    ========       ========        =========       =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Advances from Quality King -- related party....   $351,913       $(30,300)(4)                    $      --
                                                                   (321,613)(4)
  Short-term borrowings..........................                   321,613(4)     $(112,075)(2)     209,538
  Notes payable to stockholders..................         --                         (40,000)(2)          --
                                                                                      40,000(5)
  Other current liabilities......................     74,428                                          74,428
                                                    --------       --------        ---------       ---------
Total current liabilities........................    426,341        (30,300)        (112,075)        283,966
Long-term liabilities
  Notes payable to stockholders..................         --                          70,000(5)       70,000
                                                    --------       --------        ---------       ---------
                                                     426,341        (30,300)         (42,075)        353,966
                                                    --------       --------        ---------       ---------
STOCKHOLDERS' EQUITY
  Common stock, $.001 par value, shares
    authorized 100,000; 16,500 issued and
    outstanding on a historical basis, 27,500
    issued and outstanding on a pro-forma as
    adjusted basis...............................         17                              11(1)           28
  Additional paid-in capital.....................         --         30,300(4)       152,064(1)      196,614
                                                                                      14,250(3)
  Retained earnings (deficit)....................         --(6)                       (8,550)(3)    (118,550)
                                                                                    (110,000)(5)
                                                    --------       --------        ---------       ---------
Total stockholders' equity.......................         17         30,300           47,775          78,092
                                                    --------       --------        ---------       ---------
                                                    $426,358       $     --        $   5,700       $ 432,058
                                                    ========       ========        =========       =========

-------------------------

(1) Reflects the estimated net proceeds from the sale of 11,000 shares of common stock in this offering, aggregating $152,075, net of $12,925 of expenses, including underwriting discounts and commissions.

(2) Reflects use of proceeds from this offering to pay $40,000 of the notes due to our controlling stockholders for dividends and to reduce short-term borrowings assumed from Quality King by $112,075.

(3) Reflects the issuance of options to purchase 2,850 shares of common stock at an assumed price of $10.00 per share ($5 per share less than the assumed initial offering price of the shares in this offering) to key management personnel for past services which will result in an estimated special charge of $14,250 ($8,550 after related tax effect) and an increase in additional paid-in capital.

(4) In connection with the reorganization, we assumed $321,613 of Quality King's short-term borrowings that are included in advances from Quality King. This represents the amount that we could borrow using Quality King's borrowing base formula at our levels of inventory and accounts receivable. Quality King forgave the remaining $30,300 of its historical advances to us, which is reflected as a capital contribution by Quality King to us.

(5) As part of the reorganization and offering, we declared a dividend to our controlling stockholders in the amount of $110,000. At our discretion, we declared the dividend to be payable in the form of six promissory notes of $18,333 each. A portion of the proceeds of this offering will be used to pay $40,000 of these notes. We will pay $45,000 of the principal and accrued interest in 28 equal quarterly installments commencing June 30, 2002 and the remaining $25,000 of the principal and accrued interest in eight equal quarterly installments beginning five years after the consummation of this offering.

(6) Prior to the reorganization, we operated as a division of Quality King. As a division, our arrangement with Quality King was that all accumulated net income was distributed by increases in our advances from Quality King. Therefore, we began operating as a separate company with no accumulated retained earnings.

                              QK HEALTHCARE, INC.

                  PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                          YEAR ENDED OCTOBER 31, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                      PRO FORMA          PRO FORMA
                                       HISTORICAL    ADJUSTMENTS        AS ADJUSTED
                                       ----------    -----------        -----------
Sales, net...........................  $1,242,094                       $1,242,094
                                       ----------                       ----------
Gross profit.........................      83,043                           83,043
Operating expenses(1)................      16,942                           16,942
                                       ----------                       ----------
Income from operations...............      66,101                           66,101
Interest expense.....................      29,068     $ (9,414)(2)          22,359
                                                         2,705(3)
                                       ----------     --------          ----------
Income before income taxes...........      37,033        6,709              43,742
Income taxes.........................         326           59(4)              385
                                       ----------     --------          ----------
Net income...........................  $   36,707     $  6,650          $   43,357
                                       ==========     ========          ==========
Pro forma:
  Income before income taxes.........  $   37,033     $  6,709          $   43,742
  Pro forma income taxes.............      14,831        2,680(5)           17,511
                                       ----------     --------          ----------
  Pro forma net income...............  $   22,202     $  4,029          $   26,231
                                       ==========     ========          ==========
  Pro forma basic earnings per
     share...........................                                   $      .95
                                                                        ==========
  Pro forma weighted average shares
     outstanding.....................                                       27,500(6)
                                                                        ==========
  Pro forma diluted earnings per
     share...........................                                   $      .92
                                                                        ==========
  Pro forma weighted average diluted
     shares outstanding..............                                       28,450(7)
                                                                        ==========

-------------------------

(1) Pro forma operating expenses do not reflect adjustments for the new support service agreement and the new employment contracts discussed elsewhere in this prospectus since the on-going charges relating to these agreements would not be materially different from the amounts allocated.

(2) Reflects the interest savings from the use of $112,075 of the net proceeds from this offering to reduce the advances assumed from Quality King in connection with the reorganization. Simultaneously with the closing of this offering, we will refinance such indebtedness with borrowings under our bank loan agreement. We calculated the interest expense reduction using Quality King's effective interest rate of 8.4%. The interest rate under our bank loan agreement is substantially the same as the rate under the Quality King bank loan agreement.

(3) Reflects the net additional interest expense related to the notes payable to our controlling stockholders ($70,000 X 7.5%) reduced by the interest savings related to the reduction of advances assumed from Quality King ($30,300 X 8.4%).

(4) Reflects the additional state income taxes attributed to the change in interest expense.

(5) Reflects additional income taxes, primarily current, on the net interest savings noted in (2) and (3) above, that would have been reported had we operated as a stand-alone entity and filed federal and state income tax returns for our operations as a C corporation.

(6) Reflects 16,500 shares outstanding as of October 31, 2000 and the issuance of 11,000 shares representing the total number of shares sold in the offering.

(7) Reflects the dilutive effect (950 shares) of the issuance of stock options to purchase 2,850 shares granted to key management personnel.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We are a national wholesale distributor of selected healthcare products to retailers, wholesale distributors and pharmacy benefit managers. Our products currently include branded and generic pharmaceutical products and medical/surgical products produced by a wide range of manufacturers.

     We have grown significantly over the past five years primarily due to the expansion of our product line, customer base, supplier relationships and management, as well as by overall industry growth. From fiscal 1996 through fiscal 2000, our annual net sales grew from $328.3 million to $1,242.1 million, representing a compound annual growth rate of 40%. Our income from operations grew over this period from $4.6 million to $66.1 million, representing a compound annual growth rate of 95%. See "-- Recent Operating Results" for a discussion of our expected results for the quarter ended January 31, 2001.

HISTORY AND REORGANIZATION

     In 1961 Bernard and Ruth Nussdorf formed Quality King Distributors, Inc. Quality King was a promotional wholesale distributor with four separate divisions: hair care products; groceries; health and beauty care products; and pharmaceuticals. Quality King formed the pharmaceutical business in 1987. In connection with the reorganization of Quality King, the pharmaceutical business was transferred prior to the effective date of this offering to QK Healthcare, Inc., a newly-formed S corporation, and its stock was distributed to the stockholders of Quality King (the "Reorganization"). As a result of the Reorganization, we now conduct the pharmaceutical business independently from Quality King with our own employees. However, Quality King continues to provide computer and warehouse management and consulting services to us pursuant to a support services agreement and we will continue to sublease our facilities from Quality King. See "Related Party Transactions -- Agreements with Quality King."

     Since November 1, 1986, Quality King has been treated for federal income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"). Since November 1, 1989, Quality King has been treated for New York State income tax purposes as an S corporation under Section 660 of the Tax Law of the State of New York. As a result, Quality King was not subject to federal or New York State income taxes for these years, except for the limited franchise tax imposed by New York State on S corporations for taxable years after 1989. Earnings of Quality King for these years were taxed, for federal and New York State income tax purposes, on the individual tax returns of its stockholders. In past years, Quality King made annual S corporation distributions to provide its stockholders with funds to pay income taxes on its earnings. These distributions aggregated $10.2 million, $15.7 million and $20.2 million in the years ended October 31, 1998, 1999 and 2000, respectively. Because it did not distribute all of its earnings to its stockholders, Quality King accumulated a significant amount of undistributed S corporation earnings.

     In connection with the Reorganization and the offering, we declared a dividend to our controlling stockholders of $110 million (the "Distribution"). We paid the Distribution by delivery of promissory notes to our existing stockholders in the aggregate amount of the Distribution (the "Notes"). Each of our six existing stockholders, which are trusts of our Chief Executive Officer and directors, Glenn, Stephen and Arlene Nussdorf, will receive

$18.333 million of the Notes. The Notes have a final maturity in 2009 and bear interest at an annual rate of 7.5%. Based on an assumed initial public offering price of $15.00, we will use a portion of the proceeds from this offering to pay $40 million (up to $52 million if the underwriters' option to purchase additional shares in the offering is exercised in full) of these Notes. For more information relating to the Distribution, see Note 12(a) of the Notes to the Financial Statements.

IMPACT OF THE REORGANIZATION AND OFFERING

     Upon consummation of this offering, we will grant options to purchase up to
2.85 million shares to members of our management for past services. These options will vest 100% upon grant and will have an exercise price $5.00 below the initial public offering price of our stock being sold in this offering. As a result, we will be required to record a net charge against earnings of $8.55 million in the first quarter following this offering.

     Upon consummation of this offering, we will no longer be treated as an S corporation. As a result, we will be subject to federal income tax and to the ordinary rate of New York State income tax on corporations. Pro forma adjustments are presented in the financial statements included in this prospectus to reflect a provision for income taxes based on pro forma income before taxes as if we had been a C corporation for all periods presented.

     In connection with the Reorganization, we prepared our financial statements by carving out of the historical books and records of Quality King all balance sheet and income statement accounts that were directly traceable to our pharmaceutical business. Quality King also allocated to us various operating expenses that were not directly traceable to any specific division of Quality King. See Note 8 of the Notes to the Financial Statements. In addition, in our financial statements we calculated interest on advances from Quality King based upon the average balances of inventories, accounts receivable and advances to suppliers less accounts payable and on the effective interest rates paid by Quality King under its bank loan agreement. See Note 9 of the Notes to the Financial Statements. Upon consummation of this offering, we intend to enter into a bank loan agreement with a group of lenders. We expect the interest rate under our new bank loan agreement to be comparable to the interest rate under the Quality King bank loan agreement.

     Following the Reorganization and this offering, we will no longer be a division of Quality King. We will operate on a stand-alone basis. The financial information included in this prospectus is not necessarily indicative of our future results of operations, financial position and cash flows.

RECENT OPERATING RESULTS

     For the quarter ended January 31, 2001, we expect to report net sales of approximately $327 million to 332 million, compared to $294.6 million for the quarter ended January 31, 2000, and income from operations of approximately $15 million to $16 million compared to $16.8 million for the quarter ended January 31, 2000. For several months prior to and during the quarter ended January 31, 2001, working capital constraints have resulted in slower than historical sales growth. Working capital constraints have also prevented us from taking full advantage of purchasing opportunities, resulting in declining gross and operating margins. In addition, interest expense is expected to increase approximately $2.7 million for the quarter ended January 31, 2001 compared to the quarter ended January 31, 2000 as a result of both higher interest rates and increased borrowings. As a result of the factors described above, we expect to report net income of $6.5 million to $7.5 million for the quarter ended January 31, 2001, compared to $11.1 million for the quarter ended January 31, 2000.

RESULTS OF OPERATIONS

     The following table sets forth selected statement of operations data as a percentage of net sales for the periods indicated:

                                                           FISCAL YEARS ENDED
                                                               OCTOBER 31,
                                                         -----------------------
                                                         1998     1999     2000
                                                         -----    -----    -----
Net sales..............................................  100.0%   100.0%   100.0%
                                                         -----    -----    -----
Gross profit...........................................    5.9      7.2      6.7
                                                         -----    -----    -----
Operating expenses:
  Warehouse and delivery...............................    0.5      0.5      0.4
  Selling, general and administrative..................    0.9      1.0      1.0
                                                         -----    -----    -----
     Total operating expenses..........................    1.4      1.5      1.4
                                                         -----    -----    -----
Income from operations.................................    4.5      5.7      5.3
Interest expense -- related party......................    2.3      2.1      2.3
                                                         -----    -----    -----
Income before income taxes.............................    2.2      3.6      3.0
Income taxes...........................................    0.0      0.0      0.0
                                                         -----    -----    -----
Net income.............................................    2.2%     3.6%     3.0%
                                                         =====    =====    =====
Pro forma for change in tax status:
  Historical income before income taxes................    2.2%     3.6%     3.0%
  Pro forma income taxes...............................    0.9%     1.5%     1.2%
                                                         -----    -----    -----
  Pro forma net income.................................    1.3%     2.1%     1.8%
                                                         =====    =====    =====

     Our industry has experienced significant growth in recent years due to the aging of the U.S. population, the continuing introduction of new pharmaceutical products and pharmaceutical price increases by drug manufacturers. We expect this growth to continue. At the same time, cost containment measures by third-party payors have created pricing pressures on pharmaceutical retailers and healthcare institutions. We are unable to determine the effects of these trends on our future operations, liquidity and capital resources.

YEAR ENDED OCTOBER 31, 2000 COMPARED TO YEAR ENDED OCTOBER 31, 1999

     NET SALES. Net sales increased $229.3 million or 23% from $1,012.8 million for the year ended October 31, 1999 to $1,242.1 million for the year ended October 31, 2000. Additional resources were made available to us during the year ended October 31, 2000 through advances from Quality King. The additional advances enabled us to purchase more products at advantageous prices and create superior selling price opportunities resulting in increased sales.

     GROSS PROFIT. Gross profit increased $10.2 million or 14% from $72.8 million for the year ended October 31, 1999 to $83.0 million for the year ended October 31, 2000. Gross profit as a percentage of net sales decreased from 7.2% for the year ended October 31, 1999 to 6.7% for the year ended October 31, 2000. The decrease in gross profit as a percentage of net sales is primarily attributable to a more favorable impact of manufacturer price increases along with a more profitable product mix for the year ended October 31, 1999 when compared to sales for the year ended October 31, 2000.

     OPERATING EXPENSES. Operating expenses increased $1.6 million or 11% from $15.3 million for the year ended October 31, 1999 compared to $16.9 million for the year ended October 31, 2000. This increase is due to a 16% increase in selling, general and administrative expenses and a 1% increase in warehouse and delivery expenses. Selling, general and administrative expenses increased primarily due to increases in sales salaries and commissions due to higher sales volumes, although selling, general and administrative expenses as a percentage of net sales remained at approximately 1%. Warehouse and delivery expenses as a percentage of net sales decreased primarily because a large portion of the warehouse expenses remained fixed while net sales increased. Reductions in outside carrier rates led to reductions in delivery expense. These reductions in outside carrier rates are anticipated to remain in effect for future periods.

     INCOME FROM OPERATIONS. As a result of the factors discussed above, income from operations increased $8.6 million or 15% from $57.5 million for the year ended October 31, 1999 to $66.1 million for the year ended October 31, 2000. Income from operations as a percentage of net sales decreased from 5.7% for the year ended October 31, 1999 to 5.3% for the year ended October 31, 2000.

     INTEREST EXPENSE. Interest expense increased $8.4 million or 40% from $20.7 million for the year ended October 31, 1999 to $29.1 million for the year ended October 31, 2000. This increase was the result of a $58.9 million increase in the average advances from Quality King from $287.0 million for the year ended October 31, 1999 to $345.9 million for the year ended October 31, 2000. Additionally, interest rate increases of approximately 1.2% imposed on Quality King during the year were passed along to us.

     INCOME TAXES. Our pro forma income taxes increased $.1 million or 1% from $14.7 million for the year ended October 31, 1999 to $14.8 million for the year ended October 31, 2000. This increase was the result of the increase in earnings.

YEAR ENDED OCTOBER 31, 1999 COMPARED TO YEAR ENDED OCTOBER 31, 1998

     NET SALES. Net sales increased $240.4 million or 31% from $772.4 million for the year ended October 31, 1998 to $1,012.8 million for the year ended October 31, 1999. This increase was primarily attributable to increased sales to our existing customers. Additional resources were made available to us during the year ended October 31, 1999 through additional advances from Quality King, enabling us to purchase more products at advantageous prices and on favorable terms, which enabled us to create superior selling price opportunities resulting in increased sales.

     GROSS PROFIT. Gross profit increased $27.0 million or 59% from $45.8 million for the year ended October 31, 1998 to $72.8 million for the year ended October 31, 1999. Gross profit as a percentage of net sales increased from 5.9% for the year ended October 31, 1998 to 7.2% for the year ended October 31, 1999. The increase in gross profit was the result of the increased sales volumes, lower inventory costs due to an expansion in our supplier base which led to improved pricing opportunities, and a more profitable product mix.

     OPERATING EXPENSES. Operating expenses increased $4.0 million or 35% from $11.3 million for the year ended October 31, 1998 to $15.3 million for the year ended October 31, 1999. This increase was due to a 24% increase in warehouse and delivery expenses and a 43% increase in selling, general and administrative expenses. The increase in warehouse and delivery expenses resulted from a substantial increase in the size of our warehousing facility and the higher costs associated with increased sales volumes. Selling, general and administrative expenses increased primarily due to increases in sales salaries and commissions due to higher sales volumes, although selling, general and administrative expenses as a percentage of net sales remained at approximately 1.0%.

     INCOME FROM OPERATIONS. As a result of the factors discussed above, income from operations increased $22.9 million or 66% from $34.6 million for the year ended October 31, 1998 to $57.5 million for the year ended October 31, 1999. Income from operations as a percentage of net sales increased from 4.5% for the year ended October 31, 1998 to 5.7% for the year ended October 31, 1999.

     INTEREST EXPENSE. Interest expense increased $3.3 million or 19% from $17.4 million for the year ended October 31, 1998 to $20.7 million for the year ended October 31, 1999. This increase resulted from a $65.2 million increase in the average advances from Quality King from $221.8 million for the year ended October 31, 1998 to $287.0 million for the year ended October 31, 1999.

     INCOME TAXES. Our pro forma income taxes increased $7.8 million or 113% from $6.9 million for the year ended October 31, 1998 to $14.7 million for the year ended October 31, 1999. This increase was the result of the increase in our earnings.

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

     Our principal working capital needs are for inventory and accounts receivable. Our need for working capital has grown with our business. Due to our rapid growth, we have had negative cash flow from operations of $75.5 million and $46.6 million for the years ended October 31, 1998 and 2000. Due primarily to an increase in trade credit, we reported $10.5 million of cash provided by operations for the year ended October 31, 1999. Since we expect our growth to continue, we expect our cash flow from operations to be negative for the foreseeable future.

     Although we closely monitor the creditworthiness of our major customers, we may incur some collection losses on major customer accounts receivable in the future. In 1996, we wrote-off $6 million of accounts receivable from FoxMeyer Corporation when it filed for Chapter 11 protection under the bankruptcy code.

     The following table sets forth selected financial data with respect to our financial position as of October 31, 1998, 1999 and 2000 and our results of operations for the years ended October 31, 1998, 1999 and 2000.

                                                       YEARS ENDED OCTOBER 31,
                                                 ------------------------------------
                                                   1998         1999          2000
                                                 --------    ----------    ----------
                                                            (IN THOUSANDS)
Operating Data:
  Net sales..................................    $772,359    $1,012,818    $1,242,094
  Net cash provided by (used in) operating
     activities..............................     (75,480)       10,475       (46,595)
Balance Sheet data (at period end):
  Accounts receivable........................      83,937       107,605       111,241
  Inventories................................     189,703       279,067       307,282
  Accounts payable...........................      31,561       119,719        70,093
  Advances from Quality King.................     241,916       268,355       351,913

CAPITAL RESOURCES

     Borrowings to finance our operations are reflected in our historical financial statements as advances from Quality King. In connection with the Reorganization and prior to the consummation of this offering on February 22, 2001, we became a joint and several borrower under, and a party to, Quality King's $500 million syndicated bank loan agreement with a group of lenders led by Mellon Bank and we were allocated a portion of Quality King's borrowings under the facility representing the amount that we could borrow using Quality King's borrowing base formula at our levels of inventory and accounts receivable. This allocated amount was a portion of the outstanding advances by Quality King to us. Quality King forgave the remaining outstanding advances of $30.3 million, which was treated as a capital contribution by Quality King to us. We will repay approximately $112 million of such allocated borrowings with a portion of the net proceeds of this offering. The balance will be refinanced concurrently with this offering with borrowings under our new bank loan agreement. Upon this repayment and refinancing, our obligations under the original Quality King bank loan agreement will terminate.

     The new bank loan agreement, which we will enter into prior to completion of the offering with a lending syndicate led by Fleet Capital Corporation, provides for up to $350 million of revolving loans. This loan is secured by first priority liens on all of our tangible and intangible assets. The bank loan agreement will expire four and a half years from the consummation of this offering. Advances under the bank loan agreement are limited to a formula based on 85% of our accounts receivable and 65% of our inventory, the inventory component of which may not exceed $245 million. The interest rate per annum is, at our option, either the prime rate or LIBOR plus a margin ranging from 1.375% to 1.75%, which is initially 1.625% (1.75% if our net proceeds from this offering are less than $151 million) and will be adjusted at the beginning of each fiscal quarter based upon a financial ratio which measures our average daily interest-bearing debt for the quarter then ended to our earnings before interest expense, income taxes, depreciation and amortization for the twelve month period then ended. We are required to pay fees in connection with the bank loan agreement, including a commitment fee of .25% on the unutilized portion of the loan. The new bank loan agreement also contains a number of financial covenants which, among other things, require us to maintain specified financial ratios and impose limitations on us with respect to investments, additional indebtedness, dividends, distributions, guarantees, transactions with affiliates, liens and encumbrances. The bank loan agreement provides that a change of control or change of management will constitute an event of default. Under the bank loan agreement, a change of control or change of management has occurred if Glenn, Stephen and Arlene Nussdorf do not together beneficially own at least 35% of the common stock or any person or group owns more common stock than the Nussdorfs, a majority of our Board of Directors ceases to serve during any one year period, Michael Sosnowik is no longer our President and a replacement acceptable to our Board of Directors is not obtained within 180 days of his departure or Glenn Nussdorf is no longer Chairman and Chief Executive Officer.

     We intend to use the proceeds of this offering (based on an assumed initial public offering price of $15.00)

     - to pay $40 million (up to $52 million if the underwriters' option to purchase additional shares in the offering is exercised in full) of the Notes due to our controlling stockholders, which bear interest at an annual rate of 7.5% and have a final maturity in 2009 and which were issued in connection with the declaration of a $110 million dividend

     - to pay $112 million of the short-term borrowings we assumed from Quality King in connection with the Reorganization.

     The remaining $70 million ($58 million if the underwriters' option to purchase additional shares in the offering is exercised in full) of principal and interest on the Notes will be payable as follows:

     - $45 million will be payable in 28 equal quarterly installments commencing on June 30, 2002.

     - Interest on the $45 million will accrue from the date of issuance until March 31, 2002 and will be added to the $45 million and payable in 28 quarterly installments commencing on June 30, 2002.

     - The remaining $25 million will be payable in eight equal quarterly installments commencing five years after the consummation of the offering.

     - Interest on the $25 million will accrue from the date of issuance until five years after the consummation of the offering and will be payable in eight equal quarterly installments commencing after that date.

     The Notes will be subordinated to all of our outstanding and future indebtedness, including the loans under our new bank loan agreement.

     We believe that the net proceeds of this offering together with borrowings from our new bank loan agreement will be sufficient to meet our working capital needs for at least two years.

     YEAR ENDED OCTOBER 31, 2000. Net cash used in operations was $46.6 million for the year ended October 31, 2000. This amount was primarily the result of net income of $36.7 million, an increase in accounts receivable and inventories of $31.9 million, and a decrease in accounts payable of $49.6 million from October 31, 1999. The increases in inventories and sales resulted from our taking advantage of what we considered to be purchasing opportunities. The decrease in accounts payable is attributable to fewer vendors offering extended terms at October 31, 2000 as compared to October 31, 1999. The funding required for the increase in accounts receivable and inventories, and the decrease in accounts payable, was supplied through advances from Quality King.

     YEAR ENDED OCTOBER 31, 1999. Net cash provided by operations was $10.5 million for the year ended October 31, 1999. This amount was primarily the result of net income of $36.6 million, an increase in accounts receivable and inventories of $113.2 million from October 31, 1998, and an increase in accounts payable of $88.2 million from October 31, 1998. The increase in inventories is due to our maximizing purchasing opportunities. These inventory increases were funded primarily through trade credit.

INFLATION

     We prepared our financial statements on the basis of historical costs and not with the intention of reflecting changes in the relative purchasing power of the dollar. Because of our ability to take advantage of forward purchasing opportunities, we believe that our gross profits generally increase as a result of manufacturers' price increases in the products we distribute. Gross profits may decline if the rate of price increases by manufacturers declines.

     Generally, we pass price increases through to customers when we receive them. As a result, they reduce the negative effect of inflation. Increases in operating expenses have been partially offset during the past three years by increased volumes and improved productivity.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     Market risk is the potential loss arising from adverse changes in market rates and prices, such as commodity prices, foreign currency exchange and interest rates. We are not exposed to market risks from changes in commodity prices or foreign currency exchange rates. We do not hold derivative financial instruments nor do we hold securities for trading or speculative purposes. We are exposed to risk from changes in interest rates from borrowings under our variable rate bank loan agreement. If the outstanding balance at October 31, 2000 of $352 million was the average balance for the following twelve month period and we experienced a 1% increase in average interest rates, the interest expense for that period would have increased by $3.5 million. Based on current economic conditions, we do not believe interest rates will increase substantially in the near future. As a result, we do not believe it is necessary to hedge our exposure against potential future interest rate increases.

                                    BUSINESS

GENERAL

     We are a national wholesale distributor of selected healthcare products to retailers, wholesale distributors and pharmacy benefit managers. Our products currently include branded and generic pharmaceutical products and medical/surgical products produced by a wide range of manufacturers. Our strategy is to use our market intelligence and business relationships to procure products on favorable terms. We carry a merchandise inventory of approximately 4,500 stock keeping units, unlike traditional wholesale distributors that generally stock 20,000 - 25,000 stock keeping units, of pharmaceutical and other healthcare products. Consistent with our strategy, we offer our customers a limited range of inventory, delivery and purchasing services as compared to traditional wholesale distributors. We also primarily deliver products in bulk shipments to our customers' warehouses, as compared to individual stores. We believe our strategy allows us to offer pharmaceutical and other healthcare products to our customers at superior prices. In addition, we believe that traditional wholesale distributors do not view us as a competitor but rather as an important partner who provides them with an alternative means of completing product sales and purchases.

INDUSTRY OVERVIEW

     PHARMACEUTICAL INDUSTRY GROWTH. The pharmaceutical industry in the United States has experienced significant growth in recent years. According to U.S. Healthcare Financing Administration data, industry sales grew at a compound annual growth rate of 8.9% from approximately $59.9 billion in 1990 to approximately $108.9 billion in 1997. Pharmaceuticals grew from 8.6% to 10.0% of overall healthcare costs from 1990 to 1997. Industry sales are expected to increase at a compound annual growth rate of 9.6% from $108.9 billion in 1997 to $206.9 billion in 2004 and pharmaceuticals are expected to represent 12.2% of overall healthcare costs in 2004. (Health Care Financing Administration, National Health Expenditures Projections: 1998-2008, Tables 11a and 2.) The factors causing this growth include the following:

     - AGING POPULATION. The number of individuals over age 65 in the United States has grown from 25.6 million in 1980 to 34.9 million in 2000. This age group, which is projected to grow to 39.4 million individuals by 2010, spends approximately 2.5 times more per capita on pharmaceuticals and medical supplies than the rest of the population. (U.S. Bureau of the Census, Statistical Abstracts of the United States: 1999 (119th Edition), Table 14; U.S. Bureau of the Census, Population Estimate Program, Population Division, "Resident Population Estimates of the United States, by Age and Sex;" U.S. Bureau of Labor Statistics, Consumer Expenditure Survey, 1999, Table 47.)

     - INTRODUCTION OF NEW PHARMACEUTICALS. Traditional research and development as well as new technologies continue to generate new compounds that are more effective in treating diseases. These compounds have been responsible for significant increases in pharmaceutical sales. In particular, the aggregate first calendar year sales of new pharmaceutical products increased from $1.3 billion for products launched in 1993 to $2.6 billion for products launched in 1998. We believe ongoing research and development expenditures by pharmaceutical and biotechnology companies will contribute to continued growth of pharmaceutical sales.

     - COST CONTAINMENT EFFORTS THAT STRESS DRUG THERAPIES. In response to rising healthcare costs, government and private payors have adopted cost containment measures that encourage the use of efficient drug therapies to prevent or treat diseases. While national attention has been focused on the overall increase in aggregate healthcare costs, we believe that drug therapy has had and will continue to have a beneficial impact on overall healthcare costs by reducing expensive surgeries and prolonged hospital stays.

     - PHARMACEUTICAL PRICE INCREASES BY DRUG MANUFACTURERS. We believe that price increases by pharmaceutical manufacturers on selected items in their product lines will continue to equal or exceed the overall Consumer Price Index. We believe these increases will be due in large part to the continued demand for newly patented drugs, the costs and prices of which have been increasing as manufacturers have attempted to recoup costs associated with the development, testing and regulatory approval of these drugs. In particular, the level of price increases for branded pharmaceuticals has been substantial; in 1999 the increase was 13.4%. (IMS Health as cited in 2000 National Wholesale Druggists' Association Industry Profile and Healthcare Fact Book ("IMS"), page 94.)

     PHARMACEUTICAL REIMBURSEMENT ENVIRONMENT. Government and private payors are facing the challenges of controlling healthcare spending in the face of rising healthcare costs and increased spending on pharmaceuticals. In addition, the influence of third-party payors upon pharmaceutical spending has increased as the percentage of retail prescriptions paid for by them has increased from 34.7% in 1993 to 68.0% in 1999. (IMS, page 70.) Third-party payors have used their increased influence to implement numerous cost containment measures designed to manage their spending on pharmaceuticals, including lowering their reimbursement rates to pharmaceutical retailers.

     As a result of these cost containment measures, pharmaceutical retailers have been facing increasing pricing pressures. From 1995 to 1999, the median of the average gross margin received by combination food/drug retailers on third-party payor sales of pharmaceuticals decreased from 19% to 17%. (Food Marketing Institute's 2000 Supermarket Pharmacy Survey, 1995-1999, page 2.) The rapid growth of mail-order pharmacies has caused additional pricing pressure. From 1993 to 1999, mail-order pharmaceutical sales increased at a compound annual growth rate of 21.1% from $4.4 billion to $14.0 billion. (IMS, page 110.)

     Healthcare institutions, which are generally reimbursed for providing healthcare services, are also facing pricing pressures as third-party payors seek to control healthcare spending by lowering reimbursement rates for these services. As a result, healthcare institutions have adopted cost containment measures to control spending on a variety of ancillary items, including pharmaceuticals.

     PHARMACEUTICAL DISTRIBUTION CHAIN. The changing reimbursement environment together with the rapid growth of the pharmaceutical industry has led to increased competition among the principal participants in the pharmaceutical distribution chain -- pharmaceutical retailers, wholesalers and manufacturers. As a result, these participants are searching for additional means of increasing their profits, including completing product sales and purchases with alternative partners.

     - RETAILERS. Retailers are facing significant pricing pressures under the new reimbursement environment. In order to maintain profit margins in the face of price restraints, retailers have had to search for additional means of lowering their costs, including procuring product at advantageous prices from wholesalers who complement their primary suppliers.

     - WHOLESALE DISTRIBUTORS. Wholesale distributors provide their customers with access to a wide range of pharmaceutical and healthcare products from various manufacturers. Traditional wholesalers typically enter into preferred arrangements with retailers and healthcare institutions that include negotiated prices and require the wholesaler to provide all of the customer's pharmaceutical products. Traditional wholesale distributors also typically provide their customers with inventory, delivery and purchasing services. The need to supply a full line of pharmaceutical products requires traditional wholesalers to allocate their capital among a wide range of inventory and service responsibilities in order to meet their full service obligations to their customers. To maximize profitability and returns on capital, many traditional wholesalers have increased their focus on using purchasing activities to take advantage of pricing or "buy-side" opportunities available from manufacturers, other distributors or other participants in the marketplace.

     - MANUFACTURERS. Wholesale distributors represent the most important distribution channel for pharmaceutical manufacturers, accounting for approximately 57.2% of the approximately $121.7 billion of prescription drug sales for the year ended December 31, 1999. (IMS, pages 17 and 80.) Manufacturers actively seek additional wholesale relationships to increase their sales and to manage their inventory levels.

     OTHER OPPORTUNITIES. We believe that many of the same factors that are driving the growth of the pharmaceutical market and placing pressures on pharmaceutical reimbursement are also impacting other segments of the healthcare product and supply market. As a result, the dental, veterinary supply and home healthcare markets are also growing while at the same time experiencing pricing pressures at the retail and institutional levels.

STRATEGY

     We believe that we play a unique role in the pharmaceutical distribution chain in that our customers include both distributors and retailers. Our goal is to enhance our market position and to continue to grow our business by pursuing a strategy with the following core elements:

     - CONTINUE TO BE A VALUABLE RESOURCE TO OUR CUSTOMERS AND SUPPLIERS. We have developed long-standing relationships with our customers and suppliers over the last 13 years. We believe that our success has in large part been due to our ability to provide our customers with products at attractive prices. Through the use of our proprietary management information system and supplier network we have developed an ability to take advantage of pricing opportunities. At the same time, we believe we are responsive to our suppliers and provide them with effective distribution of significant volumes of their products to a broad range of wholesaler and retailer accounts.

     - FOCUS ON PROVIDING SELECTIVE LINES OF PRODUCTS. Rather than offering complete lines of products and a full array of distribution services, we currently offer to our customers selective product lines that complement their existing supplier relationships. We believe that this product mix does not compete with the primary businesses of the traditional wholesale distributors. As a result, we believe we play a unique role in the pharmaceutical distribution chain, with both retailers and distributors as our customers.

     - INCREASE OUR PRODUCT OFFERINGS. We believe that there is a substantial opportunity to increase our business by buying additional volumes of our existing product lines and expanding our network of pharmaceutical suppliers. In addition, consistent with our focus on providing selective lines of products, we have successfully entered into new product categories recently, including injectibles, vaccines and medical/surgical products such as dressings and ostomy and urological products. We believe that having additional capital will allow us to expand our existing product lines and offer new product lines.

     - BROADEN OUR CUSTOMER BASE AND EXPAND INTO OTHER HEALTH-RELATED DISTRIBUTION BUSINESSES. We currently sell to over 650 customers. We intend to expand our business beyond our existing customer base of the major retail drugstore chains, wholesalers, grocery chains and mass merchandisers, and pharmacy benefit managers. We believe that significant opportunities exist to market our products to smaller chains and wholesalers. To broaden our customer base, we intend to expand our direct sales, telemarketing and internet sales activities to target these new customers in a cost-effective manner. We also believe that we can apply our skills and distribution expertise to serve additional health-related businesses. These businesses include the veterinary, dental and home health markets.

     - EXPAND OUR INTERNET AND TELEMARKETING SALES ACTIVITIES. We utilize both the internet and telemarketing to complement our direct sales force. We believe that devoting additional resources to enhancing these parts of our sales effort will help grow our business and expand our customer base.

BUSINESS STRENGTHS

     Our purchasing and sales systems together with our extensive knowledge of the pharmaceutical industry are critical parts of our capabilities. These capabilities combine a proprietary management information system developed by Quality King with a supply network that enables our experienced personnel to determine which products to purchase, in what quantities and from whom to meet our customers' needs.

     PROCUREMENT. We primarily stock products that we acquire on favorable terms by taking advantage of manufacturers' incentive discounts, various market opportunities and price increases. Purchasing decisions are made by our buying team which is led by a senior management group with over 55 years of experience in purchasing healthcare products. The team utilizes our proprietary purchasing information system which is based on a system internally-developed by Quality King over 25 years that was customized to meet the needs of our pharmaceutical business. Our customized system provides decision support to assist in the selection, quantity and timing of our purchases by supplying the following information to our experienced buying team:

     - the historical sales and inventory patterns of our customers

     - current market prices

     - general supply information at various price levels

     - expectations with respect to price increases

     - expected carrying times and carrying costs.

     SUPPLIER RELATIONSHIPS. We believe that our suppliers view us as a valued customer. We have developed an extensive network of approximately 300 suppliers. We purchase products from over 100 major pharmaceutical manufacturers and from wholesale distributors. We maintain a regular dialogue with our suppliers to locate desired products at the lowest prices and to generate purchasing opportunities.

     We believe that our success in obtaining products at favorable prices from our suppliers is attributable primarily to the following factors:

     - our ability to commit significant capital quickly to any single purchase

     - our strong reputation and relationships with our customers, including retailers and wholesalers

     - our prompt payment practices

     - our ability to purchase in bulk quantities.

     In addition, to take advantage of market opportunities we often purchase products in excess of anticipated short-term customer demand, and then hold such products in inventory for a longer-than-average period of time. Overall, we usually select our purchases based on the most attractive combination of price, payment terms, selection, quantity, market demand, pricing trends and available supply.

     SALES AND MARKETING. We have a combined sales, marketing, order entry and customer service staff of 21 persons, including licensed pharmacists and other pharmaceutical industry professionals.

     All of our sales personnel have access to current inventory information which is generally updated with each order, allowing immediate order confirmation to customers and ensuring that ordered products are in stock for prompt shipment. Our management information system affords our customers access to current information relating to price and product availability. Customers may elect to receive this information in any one of a variety of formats, including on-line computer lists, computer diskettes, or magnetic tape, each of which are updated daily. Our customers can transmit orders electronically directly to our data processing system or by phone or purchase order.

     We designed our internal marketing programs to give our customers access to manufacturers' special price and promotional offerings to enable them to better plan inventory investments. We disseminate information on manufacturers' promotional programs to our direct sales representatives to give them a competitive advantage in customer interactions.

     Our sales personnel have access to a variety of management reports generated by our proprietary management information system. These reports are designed to demonstrate the savings that we generate for our customers. We believe that this information helps our customers validate the value of purchasing from us relative to other sources.

     CUSTOMER RELATIONSHIPS. We strive to be a valued supplier to our customers. Our fulfillment rate for the year ended October 31, 2000 was in excess of 99.5%. We currently sell to over 650 customers, including retail drugstore chains, traditional wholesale distributors, grocery chains and mass merchandisers, and pharmacy benefit managers. We maintain a regular dialogue with our customers to generate selling opportunities and to assist them in finding scarce products at low prices.

     The following table shows our net sales and sales mix by customer category for the year ended October 31, 2000:

                                                              NET SALES      %
                                                              ---------     ---
                                                              (DOLLARS
                                                                 IN
                                                              MILLIONS)
Retail Chains...............................................  $  378.6       31%
Distributors................................................     706.0       57
Other, including Pharmacy Benefit Managers..................     157.5       12
                                                              --------      ---
          Total.............................................  $1,242.1      100%
                                                              ========      ===

     During the year ended October 31, 2000, our 20 largest customers accounted for approximately 89% of our net sales. Two customers, McKessonHBOC Inc. and Bergen Brunswig Corporation, accounted for approximately 22% and 13% of our net sales, respectively. We believe that our 20 largest customers purchase less than 1% of their total purchases from us.

PRODUCTS

     We distribute branded and generic pharmaceutical products and medical/surgical products produced by a wide range of manufacturers. Our branded and generic pharmaceutical products include oral medications, injectible pharmaceuticals and vaccines. We carry approximately 8,000 stock keeping units, although we typically have only 4,500 stock keeping units in stock at any one time. We carry a selection of popular products at favorable prices.

     The following table shows our net sales and sales mix by product category for the year ended October 31, 2000:

                                                              NET SALES      %
                                                              ---------     ---
                                                              (DOLLARS
                                                                 IN
                                                              MILLIONS)
Branded.....................................................  $1,133.8       91%
Generic.....................................................      71.6        6
Medical/surgical and other..................................      36.7        3
                                                              --------      ---
          Total.............................................  $1,242.1      100%
                                                              ========      ===

FACILITIES

     Our approximately 71,000 square foot warehouse and distribution facility and corporate headquarters is located in Ronkonkoma, New York. We believe that centralizing our warehousing and distribution functions enables us to serve our customers in the most cost-effective manner. We ship most of our products to our customers by UPS.

     Efficient distribution of small orders is made possible through extensive computerization and modern warehouse techniques. These include computerized warehouse product location, routing and inventory replenishment systems, bar code technology, mechanized order selection and efficient truck loading and routing.

     We sublease our warehouse and distribution facility and corporate headquarters from Quality King. Quality King subleases the property from Nussdorf Associates, a real estate partnership controlled by our controlling stockholders. Title to the property is held by the Town of Islip Industrial Development Agency, subject to mortgages securing outstanding industrial revenue bonds. Our sublease expires in February 2006. See "Related Party
Transactions -- Agreements with Quality King" for a description of the terms of our sublease.

     We consider our facilities to be adequate for our present and foreseeable needs and believe that we have the ability to expand our space in order to meet our needs for the future.

MANAGEMENT INFORMATION SYSTEMS

     We use a management information system that was originally developed by Quality King and subsequently modified to meet the needs of our pharmaceutical business. We use the system to increase efficiency, assist in procurement decisions, improve customer access to information, decrease the time and labor cost of receiving orders and improve the speed with which inventory is received, stocked and monitored. The information system is intended to provide seamless, integrated tracking of customer order entry, purchasing, restocking and invoice preparation. We license the software utilized by this system from Quality King and Quality King owns the hardware. See "Related Party Transactions -- Agreements with Quality King" for a discussion of this license.

     Quality King uses the IBM AS400 model S20 as its primary computer system. This system supports over 700 local and remote users, including our sales offices. The AS400 also runs a PC server running IBM's LAN 400 with approximately 100 personal computers attached.

     All of the software running on the AS400, with the exception of the operating system, was developed in-house and customized for the specific needs of Quality King and its divisions. The software applications include accounts payable, accounts receivable, order entry, electronic data interchange, inventory control, purchasing, sales, imaging, integrated faxing, E-mail, routing and satellite fleet communications. Currently we have approximately 50 electronic data interchange trading partners. An internet web site, available to our authorized customers, provides company information and the ability to enter charge card orders. These orders are uploaded to the AS400 for processing using industry standard X12 EDI files.

     The system provides sub-second response time. It is currently at 50% capacity and is expected to meet our needs for several more years. We believe we have significant ability to add capacity to the system in order to meet our needs for the future.

     Quality King provides computer and warehouse management and consulting services to us pursuant to a support services arrangement. See "Related Party Transactions -- Agreements with Quality King" for a discussion of this agreement.

COMPETITION

     Our business is highly competitive. Our principal competitors include national and regional wholesale distributors and manufacturers, many of which have or may obtain significantly greater financial and marketing resources than us. The five largest national pharmaceutical wholesale distributors are McKessonHBOC Inc., Cardinal Health, Inc., Bergen Brunswig Corporation, AmeriSource Health Corporation and Bindley Western Industries, Cardinal Health, Inc. and Bindley Western Industries have announced their intention to merge. We compete primarily on the basis of price and product availability.

GOVERNMENT REGULATION

     Our business is subject to regulation under the Federal Food, Drug and Cosmetic Act, the Prescription Drug Marketing Act, the Controlled Substances Act, and state laws applicable to the distribution of pharmaceutical products and controlled substances.

     The Federal Food, Drug and Cosmetic Act generally regulates such matters as the handling, packaging, storage, and labeling of drugs and cosmetics. The Prescription Drug Marketing Act, which amended the Federal Food, Drug and Cosmetic Act, establishes requirements applicable to the wholesale distribution of prescription drugs, including the requirement that wholesale drug distributors be licensed in accordance with federally established guidelines on storage, handling, and records maintenance by each state in which they conduct business. In addition, because some of the drugs that we handle are regulated under the Controlled Substances Act (for example, those containing narcotics such as codeine or certain stimulant or depressant medications), we also are subject to the applicable provisions of the Prescription Drug Marketing Act, including specific labeling, packaging and recordkeeping requirements and the obligation to register with the federal government as a distributor of controlled substances. Finally, we are required to maintain licenses and permits for the distribution of pharmaceutical products and controlled substances under the laws of each state in which we operate.

     On December 3, 1999, the Food and Drug Administration published final rules implementing the Prescription Drug Marketing Act. The Food and Drug Administration originally scheduled these final rules to become effective on December 4, 2000 but has since stayed effectiveness of certain rules until October 1, 2001. Under the rules that have been stayed, wholesale drug distributors must enter into a written agreement with a drug manufacturer in order for the wholesale drug distributor to be considered an authorized distributor for the manufacturer's products. Those wholesale drug distributors who are not considered authorized distributors must provide their customers with a statement identifying all prior sales of the drug starting with the original sale by the manufacturer. If these rules become effective in their current form on October 1, 2001, our current information systems will permit us to provide these statements. We may experience some disruption in our supply of products if these rules are implemented, although we do not believe any such disruption will have a material adverse effect on our business. However, we believe that based on heavy industry pressure, these rules will be further amended by the Food and Drug Administration prior to final implementation.

     We believe that we are in compliance in all material respects with all federal and state laws and regulations applicable to our business and possess all material permits and licenses required for the conduct of our business. However, federal and state regulations are subject to change. We cannot predict what impact, if any, such changes might have on our business.

EMPLOYEES

     As of November 30, 2000, we had approximately 102 employees, of which 21 were employed in sales and purchasing positions, 32 were employed in administrative and clerical positions, and 49 were employed at our warehouse and distribution facility. In addition, 23 employees of Quality King provide services to us as well as Quality King pursuant to a support services agreement. See "Related Party
Transactions -- Agreements with Quality King."

     We are party to a collective bargaining agreement expiring August 3, 2002 with the United Food Commercial Workers Union (AFL-CIO) covering all of our warehouse employees. We have never experienced a work stoppage, strike, or other interruption in our business as a result of a labor dispute, and believe our employee relations to be good.

LEGAL PROCEEDINGS

     We are a party from time to time to various legal proceedings in the ordinary course of our business. There are no pending legal proceedings which have had or which management expects will have a material adverse effect upon our business, financial condition or results of operations.

     In April 2000, one of our executive officers informed us that he was being investigated by the United States government regarding a series of pharmaceutical purchases he had made on behalf of Quality King during 1999. The investigation looked into whether the 1999 purchases violated the Prescription Drug Marketing Act or were illegal or fraudulent because they were made in violation of agreements between pharmaceutical manufacturers or wholesale distributors and the vendor of the products prohibiting their resale to wholesalers. The purchases totaled approximately $10 million and were from a single vendor.

     No charges have been filed against our executive officer. Our executive officer has informed us that the investigation of him has concluded and that no charges will be filed against him. However, there can be no assurances that the government will not reopen its investigation if new information is developed. Neither we nor Quality King has been notified by the government that either we or Quality King is a subject or target of a government investigation into these purchases, nor have we or Quality King been charged with a violation of any law in connection with the purchases. In the future, the government may commence new inquiries into Quality King's past pharmaceutical purchasing practices.

     We do not believe that we, Quality King or any of our executive officers have violated any laws applicable to the purchase of pharmaceutical products or that any such investigation or any potential related proceedings or litigation, including any damages, fines or penalties resulting from the investigation or any potential related proceedings or litigation, will result in any material adverse effect on the business, operations or financial condition of us or Quality King.

     Quality King has agreed to indemnify us against any claims or losses arising from the conduct of the pharmaceutical purchases prior to the Reorganization, including pharmaceutical purchases prior to the Reorganization. For more information relating to this indemnification right, see "Related Party Transactions -- Agreements with Quality King -- Indemnification, Noncompetition and Tax Cooperation Agreement."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table shows certain information concerning our current directors and executive officers. Effective upon consummation of this offering, Dennis Erani and Paul Garfinkle, neither of whom is currently an officer or otherwise affiliated with us, will become members of our board of directors.

                NAME                  AGE               POSITION(S)
                ----                  ---               -----------
Glenn Nussdorf......................  46    Chairman of the Board, Chief
                                            Executive Officer and Director
Michael Sosnowik....................  44    President and Director
Michael Katz........................  53    Executive Vice President, Chief
                                              Financial Officer and Treasurer
Salvatore LaDuca....................  38    Senior Vice President, Purchasing
Michael Ross........................  46    Senior Vice President, Sales and
                                              Marketing
Dennis Barkey.......................  45    Senior Vice President, Chief
                                            Accounting Officer
Arlene Nussdorf.....................  37    Director
Stephen Nussdorf....................  50    Director
Dennis Erani........................  57    Director -- Nominee
Paul Garfinkle......................  60    Director -- Nominee

     Information with respect to the business experience and affiliations of our directors, nominees for directors and executive officers is summarized below.

     Mr. Glenn Nussdorf became our Chairman of the Board, Chief Executive Officer and Director upon consummation of the Reorganization. Mr. Nussdorf joined Quality King in 1970 and served Quality King in various capacities. From 1994 until 1996 he was Senior Vice President of Quality King. Since 1996 he has served as President and Chief Executive Officer of Quality King, primarily responsible for supervising purchasing and sales of all divisions, including pharmaceutical, and designing and implementing the business strategy that emphasized fostering the growth and expansion of the pharmaceutical division. Upon consummation of the Reorganization, Mr. Nussdorf became Chairman of the Board of Quality King and resigned as President and Chief Executive Officer of Quality King. Mr. Nussdorf expects to devote approximately 90% of his time to us, primarily directing management, designing and implementing business strategy and supervising purchasing and sales. Mr. Nussdorf also serves on the Board of Directors of Model Reorg, Inc., an affiliate of Quality King in the business of distributing designer fragrances. Mr. Nussdorf also serves on the Board of Directors of Organogenesis Inc. Mr. Nussdorf is the brother of Stephen and Arlene Nussdorf.

     Mr. Michael Sosnowik became our President and Director upon consummation of the Reorganization. Mr. Sosnowik's employment agreement provides that he is to be a member of our Board of Directors for at least three years following this offering. Mr. Sosnowik joined Quality King in 1995 as Vice President and served as President of its pharmaceutical division from 1996 until the Reorganization. His responsibilities included directing marketing, sales and purchasing and assuring that all quality standards in the division were maintained. Mr. Sosnowik will have primarily the same responsibilities with us. Prior to joining Quality King, Mr. Sosnowik was the Executive Vice President of Choice Drug Systems, responsible for overseeing the operations of long-term care and correctional institution pharmacies. Mr. Sosnowik is a licensed pharmacist and member of the American Pharmaceutical Association, the Association of Managed Care Pharmacists, the National Association of Chain Drug Stores, the National Wholesale Druggists' Association and the Academy of Managed Care Pharmacists.

     Mr. Michael Katz became our Executive Vice President, Chief Financial Officer and Treasurer upon consummation of the Reorganization. Mr. Katz joined Quality King in 1991 and served in various capacities, primarily responsible for overseeing administration, finance and trucking. From 1994 until 1996 he was Senior Vice President of Quality King. From 1996 until the Reorganization he served as Executive Vice President of Quality King. Mr. Katz has participated in the design and implementation of the business strategy which has fostered the growth of the pharmaceutical division with particular emphasis on administration and finance. In addition, he served in the Office of the Chief Executive from September 1996 until the Reorganization and is a Director of Model Reorg, Inc., an affiliate of Quality King in the business of distributing designer fragrances. Mr. Katz is a Certified Public Accountant in the State of New York and is a member of the American Institute of Certified Public Accountants and the Institute of Management Accountants.

     Mr. Salvatore LaDuca became our Senior Vice President, Purchasing upon consummation of the Reorganization. Mr. LaDuca joined Quality King in 1980 and served Quality King in various capacities. Mr. LaDuca was instrumental in developing the inventory management department at Quality King and designing and developing the automated systems and analysis tools which are the framework for many of the sophisticated programs utilized in our management information system. Mr. LaDuca was the Director of the health and beauty care division of Quality King from 1989 until 1997. From 1997 until the Reorganization, he was a senior buyer in the pharmaceutical division.

     Mr. Michael Ross became our Senior Vice President, Sales and Marketing upon consummation of the Reorganization. Mr. Ross joined Quality King in 1977 and was primarily involved in marketing and sales. From 1994 until the Reorganization he served as Vice President of Sales, primarily responsible for all marketing efforts, key account relationships and designing and coordinating major corporate sales programs. Mr. Ross is a member of the National Association of Chain Drug Stores, the General Merchandise Distributors Council and the National Wholesale Druggists' Association.

     Mr. Dennis Barkey became our Senior Vice President, Chief Accounting Officer upon the consummation of the Reorganization. Mr. Barkey joined Quality King in 1990 as Chief Financial Officer with primary responsibilities in the areas of accounting, budgeting, financial planning and cash management. Prior to joining Quality King, Mr. Barkey served as an Audit Manager for Margolin, Winer & Evens, a public accounting firm. Mr. Barkey is a Certified Public Accountant in the State of New York, a Certified Financial Planner and a member of the American Institute of Certified Public Accountants.

     Ms. Arlene Nussdorf became a director upon the consummation of the Reorganization. Ms. Nussdorf joined Quality King in 1989 and is a Senior Vice President of Quality King with experience in the purchasing, sales and distribution of grocery and health and beauty care products. Ms. Nussdorf is primarily responsible for the growth of the grocery division of Quality King. Ms. Nussdorf is the sister of Glenn and Stephen Nussdorf.

     Mr. Stephen Nussdorf became a director upon consummation of the Reorganization. Mr. Nussdorf joined Quality King in 1972 and has served Quality King in various capacities in all divisions of its business. Mr. Nussdorf presently also serves in the Office of the Chief Executive and as a Director of Model Reorg, Inc., an affiliate of Quality King in the business of distributing designer fragrances. Upon consummation of the Reorganization, Mr. Nussdorf will assume the responsibilities of President and Chief Executive Officer of the health and beauty care division of Quality King. Mr. Nussdorf is the brother of Glenn and Arlene Nussdorf.

     Mr. Dennis Erani will become a director upon consummation of this offering. Mr. Erani is an equity owner in and the Executive Vice President and General Merchandise Manager of A&E Stores, Inc. In this capacity, he is responsible for supervising all purchasing and store operations for this 69-store chain.

     Mr. Paul Garfinkle will become a director upon consummation of this offering. Mr. Garfinkle retired from the public accounting firm of BDO Seidman, LLP, in June 2000 after a thirty-six year career. While at BDO Seidman, LLP, Mr. Garfinkle was an audit partner and client service director for many of the firm's most significant clients. He also had served for six years as a member of the firm's Board of Directors and, for the last six years, as the firm's national director of Real Estate and Hospitality Service. Mr. Garfinkle serves as a director of a large private foundation which provides funding to healthcare institutions in New York City.

TERM OF EXECUTIVE OFFICERS AND DIRECTORS

     Upon consummation of this offering, the number of members of our board of directors will be increased from four to six, and Messrs. Erani and Garfinkle will be elected directors by the board of directors. In addition, our board of directors will be divided into three classes, with two directors in each class. The term of Class I directors, composed of Mr. Erani and Stephen Nussdorf, expires in 2001; the term of Class II directors, composed of Glenn Nussdorf and Ms. Nussdorf, expires in 2002; and the term of Class III directors, composed of Mr. Sosnowik and Mr. Garfinkle expires in 2003. Thereafter, each director will serve for a term of three years. Directors hold office until the annual meeting of stockholders in the year in which the term of their class expires and until their successors have been duly elected and qualified. Executive officers are appointed by the board of directors and serve at the discretion of the board.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our board of directors has established, effective upon consummation of this offering, an audit committee, the members of which will be Messrs. Erani and Garfinkle and a compensation committee, the members of which will also be Messrs. Erani and Garfinkle. The audit committee will oversee actions taken by our independent auditors and review our internal audit controls and procedures. The compensation committee will review and approve the compensation of our officers and management personnel and administer our employee benefit plans. We also adopted a policy that, following this offering, all future material agreements between us and Quality King or its other affiliates, including our controlling stockholders and their family members, will be reviewed and passed on for fairness by a committee of our board of directors comprised of independent directors.

DIRECTORS' COMPENSATION

     Directors who are not executive officers will receive an annual fee of $25,000 and $1,000 for each board meeting they attend and $500 for each committee meeting they attend which is not held on the same day as a board meeting. Directors will be reimbursed for out-of-pocket expenses incurred in connection with attending meetings of the board of directors and its committees.

COMPENSATION OF EXECUTIVE OFFICERS

     ANNUAL COMPENSATION. The following table shows certain information concerning the annual compensation paid or to be paid to our five most highly paid executive officers whose cash compensation exceeded $100,000 and other employees for services rendered in all capacities during the years ended October 31, 2000 and October 31, 1999:

                           SUMMARY COMPENSATION TABLE

           NAME AND PRINCIPAL POSITION             YEAR    SALARY(1)    BONUS(2)
           ---------------------------             ----    ---------    --------
Glenn Nussdorf...................................  2000    $400,027           --
  Chief Executive Officer                          1999    $400,027           --
Michael Sosnowik.................................  2000    $749,996     $750,000
  President                                        1999    $749,996     $585,550
Michael Katz.....................................  2000    $300,040     $100,000
  Executive Vice President, Chief Financial        1999    $ 97,923           --
  Officer and Treasurer
Salvatore LaDuca.................................  2000    $517,971     $200,000
  Senior Vice President, Purchasing                1999    $528,821           --
Michael Ross.....................................  2000    $424,454           --
  Senior Vice President, Sales and Marketing       1999    $353,912           --

-------------------------

(1) In the year ended October 31, 2000 Messrs. Sosnowik, LaDuca and Katz devoted all or substantially all of their business time to performing services for the pharmaceutical division of Quality King and their compensation shown in the table represents the entire compensation they received that year. In the year ended October 31, 2000, Messrs. Nussdorf and Ross performed services for various divisions of Quality King. Salaries were allocated to the various divisions for these executives. The aggregated salaries for Messrs. Nussdorf and Ross for the year ended October 31, 2000 were $500,032 and $804,247, respectively. In the year ended October 31, 1999, Messrs. Sosnowik and LaDuca performed services solely for the pharmaceutical division of Quality King and their compensation represents the entire compensation they received that year. In the year ended October 31, 1999, Messrs. Nussdorf, Katz and Ross performed services for various divisions of Quality King. Salaries were allocated to the various divisions for these executives. The aggregated salaries for Messrs. Nussdorf, Katz and Ross for the year ended October 31, 1999 were $500,032, $269,240 and $793,526, respectively. After the consummation of the offering, we will bear the entire compensation expense of these officers. We will charge Quality King a commission for services provided by Mr. Ross to Quality King. See "Related Party Transactions -- Agreements with Quality King -- Support Services Agreement."

(2) All bonuses are discretionary and are included in the period earned.

     MANAGEMENT COMPENSATION INCENTIVE PLAN. Following this offering, we intend to adopt a management compensation incentive plan. Pursuant to this plan, individual target awards will be set as a percentage of the executive's base salary and vary by level of responsibility. Target awards will be designed to be competitive with those set for executive officers at companies comparable to us. Annual target awards may range from one-half to two times the executives' target awards and will be determined by our performance versus financial objectives to be established by the compensation committee. The actual awards to the executives may be reduced from the maximums established by the above procedure by the compensation committee of our board of directors in accordance with federal tax law and regulations.

     STOCK OPTION PLAN. Pursuant to our stock option plan, employees and other persons who perform services for us are eligible to receive incentive stock options (as defined in Section 422 of the Internal Revenue Code) and stock options that do not qualify as incentive stock options, which are known as non-qualified stock options. Our stock option plan authorizes the grant of options with respect to a maximum of 4,900,000 shares of our common stock. If any shares covered by an option granted under our stock option plan are forfeited or if an option expires, terminates or is canceled for any reason whatsoever, then those shares will again be available for grant under our plan.

     Stock options that are intended to qualify as incentive stock options will be subject to terms and conditions that comply with the rules prescribed by
Section 422 of the Internal Revenue Code. Payment in respect of the exercise of an option granted under our stock option plan may be made in cash or its equivalent, or by exchanging shares of our common stock owned by the optionee for at least six months or by a combination of the foregoing, provided that the combined value of all cash and cash equivalents and the fair market value of such shares so tendered to us as of the date of tender is at least equal to the aggregate exercise price of the option. No stock options may be granted under the stock option plan after October 31, 2010.

     Following this offering, the stock option plan will be administered by the compensation committee. Subject to the provisions of the stock option plan, the compensation committee will have the authority, among other things, to determine the individuals to whom awards are to be granted and the terms and conditions of such awards, including the number of shares to be covered by such awards and the exercise price of stock options.

     The compensation committee may amend, suspend, discontinue, or terminate our stock option plan at any time, subject to stockholder approval if necessary to comply with any tax or other regulatory requirement. If our stock option plan is terminated, any unexercised option will continue to be exercisable except in the case of a change of control. The plan and all unexercised options terminate upon a change in control unless other provisions are made.

     STOCK OPTION AWARDS TO DATE. We granted stock options to purchase an aggregate of 3,930,000 shares of our common stock to our employees under our stock option plan as of the effective date of this offering, including Messrs. Sosnowik, Katz, LaDuca and Ross. These options, which include noncompetition agreements, were granted on the following terms:

     - Incentive and non-qualified stock options to purchase 230,000 shares at an exercise price equal to the initial offering price of the shares in this offering will vest in four equal annual installments and will be exercisable for 10 years

     - Incentive stock options to purchase 360,000 shares at an exercise price equal to the initial offering price of the shares in this offering will be fully vested and exercisable for 10 years but the shares acquired upon exercise will be subject to various restrictions on resale of the shares as described below

     - Non-qualified stock options to purchase 2,850,000 shares at an exercise price $5.00 less than the initial offering price of the shares in this offering will be fully vested and exercisable for 10 years but the shares acquired upon exercise will be subject to various restrictions on resale of the shares as described below

     - Non-qualified stock options to purchase 490,000 shares at an exercise price equal to the initial offering price of the shares in this offering will be fully vested and exercisable for 10 years but the shares acquired upon exercise will be subject to various restrictions on resale of the shares as described below.

     Since the exercise price of 2,850,000 of the non-qualified stock options is below the initial offering price of the stock being sold in this offering, we will be required to incur a net charge of $8,550,000 against our earnings in the first quarter following this offering.

     The option agreements provide that any shares acquired upon exercise of the fully vested options may not be resold for 39 months following the date of grant except as follows:

     - Up to 10% of the total number of shares underlying the options may be sold each quarter commencing with the 24th month after the date of grant

     - If we file a registration statement with respect to any shares owned by our controlling stockholders, each of the option holders will have the right to sell the same percentage of their option shares as the selling stockholders are selling of their shares of our common stock under the registration statement

     - If the option holder dies or becomes disabled, is terminated without cause or if there is a change of control of our company, all restrictions on resale of the shares issued upon exercise of the holder's options terminate as of the date of the applicable event

     - If we file a registration statement with respect to shares to be sold by us within 36 months of the offering, each of the option holders will have the right to sell up to 25% of their initial shares of our common stock under the registration statement.

     EMPLOYMENT AGREEMENT. Mr. Sosnowik has entered into a four-year employment agreement with us which commences on the effective date of this offering. The agreement provides for a base salary of $750,000 and a retention bonus of $1,500,000 which vests on the second anniversary date of the effective date of the offering, $750,000 of which is payable at that time and the remaining $750,000 is payable on the fourth anniversary of the effective date of this offering. The agreement also provides that Mr. Sosnowik is eligible to participate in our management compensation incentive plan and has received a grant for past services of a non-qualified stock option to purchase 1,300,000 shares of our common stock at an exercise price $5.00 less than the initial offering price of the shares sold in this offering. See "Stock Option Awards to Date" above for a description of these options. In addition, the agreement provides that commencing on the first anniversary of this offering and continuing during the term of the agreement Mr. Sosnowik will be awarded annually non-qualified stock options under our stock option plan to purchase 100,000 shares of our common stock at an exercise price equal to the then fair market value of our common stock.

     Mr. Sosnowik is restricted from competing with us during the term of the agreement and for one year after its termination by us for cause or by him without good reason, and is prohibited from disclosing confidential information regarding us. If Mr. Sosnowik resigns or we terminate his employment for cause, he is entitled to receive his salary accrued through the date of termination. If we terminate him without cause or he resigns for good reason (including if Mr. Sosnowik resigns following a change of control), he is entitled to receive all benefits and base salary that he would have received if such termination had not occurred and an annual bonus equal to the greater of his bonus in the year prior to termination or the bonus that would have been payable to him had he remained an employee for the rest of the term. In the event of his death or disability, we will pay his base salary through the last day of the calendar year in which he dies or he is disabled and a prorated portion. If at the end of the four year term of the agreement, we do not renew the agreement on terms at least as favorable to Mr. Sosnowik as the terms in the final year of the agreement, then we will be required to make a non-renewal payment to him equal to one year's base salary.

                           RELATED PARTY TRANSACTIONS

REORGANIZATION AND S CORPORATION DISTRIBUTION

     In connection with the Reorganization, Quality King transferred its pharmaceutical business to QK Healthcare, Inc., a newly-formed S corporation, and the common stock of QK Healthcare was distributed to our controlling stockholders. As a result of the Reorganization, we now conduct the pharmaceutical business independently from Quality King with our own employees. However, Quality King provides computer and warehouse management and consulting services to us pursuant to the support services agreement described below. We also sublease our facilities from Quality King, also as described below.

     In connection with the reorganization and this offering, we declared a dividend to our controlling stockholders of $110 million. We paid the dividend to our controlling stockholders in the form of promissory notes. The promissory notes have a final maturity in 2009 and require the mandatory prepayment of up to $40 million upon consummation of this offering. In addition, if the underwriters exercise their option to purchase additional shares in the offering, the promissory notes require the additional mandatory prepayment of 50% of the net proceeds of the exercise of the option up to $12 million. The promissory notes bear interest at an annual rate of 7.5% and will be subordinated to all of our outstanding and future indebtedness. A portion of the proceeds from this offering will be used to prepay up to $40 million of these promissory notes (up to $52 million if the underwriters' option to purchase additional shares in the offering is exercised in full). We will pay $45 million of the principal and accrued interest in 28 equal quarterly installments commencing June 30, 2002 and the remaining $25 million of principal and accrued interest in eight equal quarterly installments beginning five years after the consummation of this offering. We may, however, under our Indemnification, Noncompetition and Tax Cooperation Agreement and the promissory note, offset against any payment due under the promissory notes any amounts due to us for losses, taxes or third party claims or defer all or any portion of a payment in the amount of any third party claim for which no final determination has been made but with respect to which a majority of the independent directors have made a reasonable estimate of the amount of the probable loss. For more information relating to the Distribution, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- History and Reorganization" and
Note 12(a) of the Notes to the Financial Statements.

AGREEMENTS WITH QUALITY KING

     In connection with the Reorganization, we entered into the agreements described below with Quality King. We also adopted a policy that, following this offering, all future material agreements between us and Quality King or its other affiliates, including our controlling stockholders and their family members, will be reviewed and passed on for fairness by a committee of the Board of Directors comprised of independent directors.

     INDEMNIFICATION, NONCOMPETITION AND TAX COOPERATION AGREEMENT. We entered into an agreement with Quality King and Pro's Choice Beauty Care, Inc., another entity formed in connection with the Reorganization to which Quality King transferred its assets relating to its professional haircare business. Under this agreement, Quality King will indemnify us for any losses arising prior to the Reorganization, regardless of the division to which the liability relates. Any liabilities arising after the Reorganization will be borne by the entity to whose business the liability relates, other than losses arising out of this offering. To our knowledge, there are no such liabilities existing at this time.

     We also agreed with Quality King and Pro's Choice under this agreement not to compete with each other's businesses (other than the sale of non-prescription pharmaceutical products) in the United States for five years and to cooperate with each other in supplying any information that may be requested in connection with the preparation and filing of tax returns or audits.

     SUPPORT SERVICES AGREEMENT. We also entered into a support services agreement with Quality King. This agreement is for five years, subject to renewal. After this offering, Quality King will continue to provide all of the computer, warehouse management and consulting services it provided to us prior to the Reorganization. We will pay Quality King a fee equal to 0.05% of our net sales for such services, which amount will be payable quarterly based on the prior quarter's net sales. We calculated this fee based on the historical relationship between the number of transactions processed and net sales. This agreement may be terminated by us upon 180 days notice. Quality King has no right to terminate during the first five years and after that period may terminate the agreement only upon 365 days notice.

     This agreement also provides that Quality King will pay us a commission of 1.3% of any net sales of Quality King or any of its affiliates other than us which arise due to the sales services of one of our officers.

     SUBLEASE. In connection with the Reorganization, we entered into a five-year sublease agreement with Quality King for our 71,000 square foot warehouse and distribution facility and corporate headquarters located in Ronkonkoma, New York. Under the terms of this sublease, we will pay $33,689 per month in rent, plus increases in real estate taxes. We are also required to pay 36.5% of all increases in charges after the commencement date of the sublease. If we terminate the sublease, we must pay a termination fee of $101,067. Quality King leases this site from Nussdorf Associates, a partnership controlled by our controlling stockholders.

     LICENSE AGREEMENT. We also entered into a license agreement with Quality King pursuant to which following the Reorganization we have a perpetual license to continue to use the software utilized in our business. Under the terms of the license agreement, Quality King had agreed not to use or permit the use of the software in the pharmaceutical business by anyone other than us. No fee is charged for this license. Quality King may terminate the license upon material breach by us which is not cured within 90 days.

REGISTRATION RIGHTS

     CONTROLLING STOCKHOLDERS. The controlling stockholders have been granted registration rights with respect to the common stock held by them prior to this offering. Subject to timing, size and other limitations, the controlling stockholders have the right to require us to register these shares of common stock for sale under the Securities Act on up to five occasions, but not more than once every six months. The controlling stockholders also have the right to include these shares in other registration statements filed by us. We are required to pay expenses other than underwriting discounts and commissions incurred by us in connection with these registrations. In connection with such registrations, we will indemnify the controlling stockholders against various liabilities, including liabilities under the Securities Act.

     OPTION HOLDERS. Under our existing option agreements with members of management, the option holders have the right to join in any registration statement filed by us in which any of our controlling stockholders are selling our common stock. Each option holder may register and sell up to the same percentage of such option holder's aggregate number of shares held or then issuable upon exercise of his options as is then being sold by the controlling stockholders. In addition, the option holders have the right to sell up to 25% of their initial shares under any registration statement filed by us with respect to shares to be sold by us within 36 months of the offering. We are required to pay expenses other than underwriting discounts and commissions incurred by us in connection with these registrations. In connection with such registrations, we will indemnify the option holders against various liabilities, including liabilities under the Securities Act.

TRANSACTIONS WITH OTHER AFFILIATES

     We have a freight-forwarding and paying agent arrangement with Quality Consolidators, Inc., a company controlled by our controlling stockholders. During each of the last three years, we have paid and will continue to pay a monthly fee of approximately $30,000 for these services.

                             PRINCIPAL STOCKHOLDERS

     The following table summarizes certain information regarding the beneficial ownership of our outstanding common stock for:

     - each person or group who beneficially owns more than 5% of the common stock

     - our chief executive officer

     - each person named in the Summary Compensation Table above

     - each of our directors and nominees for directors

     - all of our directors and executive officers as a group.

     Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage of the person holding these options, but are not deemed outstanding for computing the percentage of any other person. Applicable percentage ownership in the following table is based on 16,500,000 shares of common stock outstanding before the offering and 27,500,000 shares of common stock outstanding after the completion of this offering. Unless otherwise indicated, the address of each of the named individuals is c/o QK Healthcare, Inc., 2060 Ninth Avenue, Ronkonkoma, New York 11779.

                                                                                   PERCENTAGE OF
                                                                                    OUTSTANDING
                                                           SHARES ISSUABLE             SHARES
                                          OUTSTANDING        PURSUANT TO       ----------------------
                                           SHARES OF     OPTIONS EXERCISABLE   BEFORE THE   AFTER THE
NAME                                      COMMON STOCK     WITHIN 60 DAYS       OFFERING    OFFERING
----                                      ------------   -------------------   ----------   ---------
Glenn Nussdorf Trust dated November 1,
  1998(1)...............................    2,750,000                --           16.67%      10.00%
Glenn Nussdorf Trust dated November 2,
  1998(1)...............................    2,750,000                --           16.67%      10.00%
Stephen Nussdorf Trust dated November 1,
  1998(1)...............................    2,750,000                --           16.67%      10.00%
Stephen Nussdorf Trust dated November 2,
  1998(1)...............................    2,750,000                --           16.67%      10.00%
Arlene Nussdorf Trust dated November 1,
  1998(1)...............................    2,750,000                --           16.67%      10.00%
Arlene Nussdorf Trust dated November 2,
  1998(1)...............................    2,750,000                --           16.67%      10.00%
Glenn Nussdorf(1).......................   16,500,000                --             100%       60.0%
Michael Sosnowik........................           --         1,300,000              --        4.51%
Michael Katz............................           --           300,000              --        1.08%
Salvatore LaDuca........................           --           600,000              --        2.14%
Michael Ross............................           --           600,000              --        2.14%

                                                                                   PERCENTAGE OF
                                                                                    OUTSTANDING
                                                           SHARES ISSUABLE             SHARES
                                          OUTSTANDING        PURSUANT TO       ----------------------
                                           SHARES OF     OPTIONS EXERCISABLE   BEFORE THE   AFTER THE
NAME                                      COMMON STOCK     WITHIN 60 DAYS       OFFERING    OFFERING
----                                      ------------   -------------------   ----------   ---------
Stephen Nussdorf(1).....................   16,500,000                --             100%       60.0%
Arlene Nussdorf(1)......................   16,500,000                --             100%       60.0%
Dennis Erani............................           --                --              --          --
Paul Garfinkle..........................           --                --              --          --
All directors and executive officers as
  a group (10 persons)..................   16,500,000         2,950,000             100%      63.88%

-------------------------

 (1) Stephen and Arlene Nussdorf are co-trustees under each of the Glenn Nussdorf Trusts dated November 1, 1998 and November 2, 1998; Glenn and Arlene Nussdorf are co-trustees under each of the Stephen Nussdorf Trusts dated November 1, 1998 and November 2, 1998; and Glenn and Stephen Nussdorf are co-trustees under each of the Arlene Nussdorf Trusts dated November 1, 1998 and November 2, 1998. As a result, each of the co-trustees has shared investment power over these shares and is therefore deemed to have shared beneficial ownership of all of these shares.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock currently consists of 100 million shares of common stock and 20 million shares of preferred stock. After consummation of the Reorganization and this offering we will have 27.5 million shares of common stock and no preferred stock outstanding.

COMMON STOCK

     The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by our board of directors out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in our assets legally available for the distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of common stock are, and the shares of common stock to be sold in the offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock which may be issued in the future.

PREFERRED STOCK

     The preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the dividend rights, dividend rates, any conversion rights or right of exchange, any voting rights, rights and terms of redemption, the redemption price or prices, the payments in the event of liquidation, and any other rights, preferences, privileges, and restrictions of any series of preferred stock and the number of shares constituting such series and their designation. We have no present plans to issue any shares of preferred stock.

     Depending upon the rights of such preferred stock, the issuance of preferred stock could have an adverse effect on holders of our common stock by delaying or preventing a change in control, making removal of the present management more difficult, or resulting in restrictions upon the payment of dividends and other distributions to the holders of common stock.

CERTAIN CERTIFICATE OF INCORPORATION, BY-LAW AND STATUTORY PROVISIONS

     The provisions of our certificate of incorporation and by-laws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

     DIRECTORS' LIABILITY; INDEMNIFICATION OF DIRECTORS AND OFFICERS. Our certificate of incorporation provides that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except:

     - for any breach of the duty of loyalty

     - for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law

     - for liability under Section 174 of the Delaware General Corporation Law (relating to unlawful dividends, stock repurchases, or stock redemptions)

     - for any transaction from which the director derived any improper personal benefit.

This provision does not limit or eliminate our rights or those of any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. These provisions will not alter the liability of directors under federal securities laws. In addition, our by-laws provide that we indemnify each director and such officers, employees, and agents as the board of directors shall determine from time to time to the fullest extent provided by the laws of the State of Delaware.

     CLASSIFIED BOARD OF DIRECTORS. Our certificate of incorporation provides for our board of directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. The stockholders may not amend or repeal this provision except upon the affirmative vote of holders of not less than 75% of the outstanding shares of capital stock entitled to vote thereon. Holders of a majority of the outstanding shares of capital stock entitled to vote with respect to an election of directors may remove directors only for cause. Vacancies on the board of directors may be filled only by the remaining directors and not by our stockholders. Our classified board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders would be necessary for stockholders to effect such a change.

     SPECIAL MEETINGS OF STOCKHOLDERS. Our certificate of incorporation provides that special meetings of stockholders may be called only by the chairman or by a majority of the members of the board of directors. Stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that the board of directors request the calling of a special meeting of stockholders.

     AMENDMENT OF CERTAIN PROVISIONS. Our certificate of incorporation generally requires the affirmative vote of the holders of at least 75% of our outstanding voting stock in order to amend its provisions, including any provisions concerning

     - the classified board

     - the amendment of our by-laws

     - any proposed compromise or arrangement between us and our creditors

     - the liability of directors

     - the required vote to amend the certificate of incorporation.

The requirement for approval by at least a 75% shareholder vote will enable the holders of a minority of the voting securities to prevent the holders of a majority or more of such securities from amending these provisions of the certificate of incorporation. After giving effect to the offering, the six existing stockholders will hold in the aggregate approximately 60% (approximately 57% if the underwriters' option to purchase additional shares in the offering is exercised in full) of the voting power. As a result, if four or more of those persons act in unison, they would have the ability to impede the amendment of any such provision.

     ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. Our by-laws establish an advance notice procedures for

     - stockholders to nominate candidates for election as director

     - stockholders to propose topics at stockholders' meetings.

     Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or the directors are to be elected. The notice must contain the information specified in our by-laws. To be timely, the notice must be received at our principal executive offices not less than 90 days prior to the anniversary of the release of our proxy statement to stockholders for the immediately preceding annual meeting of stockholders. If the annual meeting is called for a date that is not within 30 days of the anniversary date of the prior year's meeting, the notice must be received not later than the tenth day following the day on which we notify stockholders of the date of the annual meeting, either by mail or other public disclosure. In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be received not later than the tenth day following the day on which we notify stockholders of the date of the special meeting, either by mail or other public disclosure. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.

     AMENDMENT TO BY-LAWS PROVISIONS. Our certificate of incorporation provides that our by-laws are subject to adoption, amendment, repeal or rescission either by (a) a majority of the authorized number of directors or (b) the affirmative vote of the holders of not less than 75% of the outstanding shares of voting stock. The 75% vote will allow the holders of a minority of the voting securities to prevent the holders of a majority or more of voting securities from amending the by-laws. After giving effect to the offering, the six existing stockholders will hold in the aggregate approximately 60% of the outstanding voting power (approximately 57% if the underwriters' option to purchase additional shares in the offering is exercised in full). Accordingly, if four or more of those persons act in unison, they would have the ability to impede the amendment of the by-laws.

     ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION. As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law which, in general, prevents an interested stockholder (defined generally as a person owning 15% or more of the corporation's outstanding voting stock) from engaging in a business combination (as defined) for three years following the date that person became an interested stockholder unless various conditions are satisfied. Our certificate of incorporation and by-law provisions and Delaware law could diminish the opportunities for a stockholder to participate in certain tender offers, including tender offers at prices above the then-current fair market value of our common stock that could result from takeover attempts. In addition, our certificate of incorporation allows our board of directors to issue, without further stockholder approval, preferred stock that could have the effect of delaying, deferring or preventing a change of control. The issuance of preferred stock also could adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. We have no present plans to issue any preferred stock. The provisions of our certificate of incorporation and by-laws, as well as certain provisions of Delaware law, may have the effect of discouraging or preventing an acquisition, or disposition of, our business. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is Continental Stock Transfer and Trust Company. Its telephone number is (212) 509-4000.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the offering, we will have outstanding 27,500,000 shares of common stock (29,150,000 shares if the underwriters' option to purchase additional shares in the offering is exercised in full). Of these shares, the 11,000,000 shares sold in the offering (12,650,000 shares if the underwriters' option to purchase additional shares is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by an "affiliate" of the company, which will be subject to the limitations of Rule 144 under the Securities Act. The remaining outstanding shares of common stock (the "Restricted Shares") will be "restricted securities" as defined in Rule 144 under the Securities Act and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including exemptions provided by Rule 144 under the Securities Act. In addition, we and the controlling stockholders, directors and executive officers have agreed not to offer, sell, contract to sell or otherwise dispose of any common stock or any securities convertible into or exchangeable for common stock for a period of 360 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc.

     Immediately following this offering, the controlling stockholders will own 16,500,000 Restricted Shares, representing approximately 60% (approximately 57% if the underwriters' option to purchase additional shares in the offering is exercised in full) of the then outstanding shares of common stock. In addition, options to acquire 3,930,000 shares of common stock were granted prior to the consummation of the offering. We intend to register under the Securities Act all of the shares of the common stock issuable upon exercise of stock options granted or to be granted under the stock option plan, which will allow such shares, other than those held by members of management who are deemed to be "affiliates," to be eligible for resale under the Securities Act without restriction or further registration upon issuance to participants.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares must be aggregated) who has beneficially owned Restricted Shares for at least one year, including "affiliates," would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% percent of the then outstanding shares of the common stock (approximately 275,000 shares immediately after the offering) or

     - the reported average weekly trading volume of our common stock during the four calendar weeks preceding a sale by such person.

     Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements, and the availability of current public information about us. Under Rule 144, however, a person (or persons whose shares must be aggregated) who has held Restricted Shares for a minimum of two years and who is not, and for three months prior to the sale of such shares has not been, an affiliate is free to sell such shares without regard to the volume, manner-of-sale, and other limitations contained in Rule 144. As defined in Rule 144 under the Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through the use of one or more intermediaries, controls, is controlled by or is under common control with such issuer.

     Prior to the offering, there has been no established market for the common stock and no predictions can be made about the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the common stock prevailing from time to time. Nevertheless, sales of substantial amounts of the common stock in the public market, or the perception that such sales may occur, may have an adverse impact on the market price for the common stock.

     See "Related Party Transactions -- Registration Rights" for a description of the registration rights of our controlling stockholders and option holders.

                                  UNDERWRITING

     Under the terms of the Underwriting Agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., J.P. Morgan Securities Inc., First Union Securities, Inc. and Fidelity Capital Markets, a division of National Financial Services LLC, are acting as representatives, has severally agreed to purchase from us the respective number of shares of common stock opposite its name below:

                                                             NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                 ----------
Lehman Brothers Inc. ......................................
J.P. Morgan Securities Inc. ...............................
First Union Securities, Inc. ..............................
Fidelity Capital Markets, a division of National Financial
  Services LLC.............................................

                                                             ----------
     Total.................................................  11,000,000
                                                             ==========

     The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock if any are purchased, other than those covered by the over-allotment option described below.

     The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to selected dealers, who may include the underwriters, at that offering price
less a selling concession not in excess of $     per share. The underwriters may
allow, and the selected dealers may reallow, a discount from the concession not
in excess of $     per share to other dealers. After the offering, the
representatives may change the public offering price and other offering terms.

     We have granted the underwriters a 30 day option after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 1,650,000 shares at the public offering price less underwriting discounts and commissions. The option may be exercised to cover over-allotments, if any, made in connection with the offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the preceding table.

     The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase 1,650,000 additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay us for the shares.

                                                       NO EXERCISE      FULL EXERCISE
                                                       -----------      -------------
Underwriting Discount (Per Share)....................

     The expenses of the offering that are payable by us are estimated to be $3,025,000.

     The underwriting agreement provides that we and our controlling stockholders will indemnify the underwriters against certain liabilities under the Securities Act or will contribute to payments that the underwriters may be required to make in respect of these liabilities.

     All of our directors, executive officers and controlling stockholders have agreed pursuant to lock-up agreements not to sell or offer to sell or otherwise dispose of, directly or indirectly, any shares of common stock, or any securities which may be converted into or exchanged for shares of common stock, subject to exceptions, for a period of 360 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc.

     In addition, we have agreed that for a period of 360 days after the date of this prospectus we will not, without the prior written consent of Lehman Brothers Inc., offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for shares of common stock, except for the shares of common stock offered in this offering and the shares issued and options granted pursuant to our stock option plan or to newly-hired management level employees.

     Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the representatives of the underwriters. The factors that the representatives will consider in determining the public offering price include:

     - the history and prospects for the industry in which we compete;

     - the ability of our management and our business potential and earning prospects;

     - the prevailing securities markets at the time of this offering;

     - the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

     Our common stock has been approved for listing on the New York Stock Exchange under the symbol "KRX."

     Fidelity Capital Markets, a division of National Financial Services LLC, is acting as an underwriter in this offering, and will be facilitating electronic distribution through the Internet.

     Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada where the sale is made.

     The underwriters have informed us that there will be no sales to discretionary accounts without the prior written approval of the customer.

     An affiliate of J.P. Morgan Securities Inc. and an affiliate of First Union Securities, Inc. have provided us with short-term borrowings under Quality King's bank loan agreement, a portion of which will be repaid using the proceeds from this offering. Approximately $30.5 million and $27.1 million was owed to the J.P. Morgan Securities Inc. affiliate and the First Union Securities, Inc. affiliate, respectively, under this bank loan agreement as of October 31, 2000. Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc., or NASD, participating in the offering, the offering will be conducted in accordance with Rule 2710(c)(8) of the Conduct Rules of the NASD, which requires that the public offering price of an equity security be no higher than the price recommended by a "qualified independent underwriter" which has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect thereto. In accordance with this requirement, Lehman Brothers Inc. has assumed the responsibilities of acting as a "qualified independent underwriter," or QIU. In its role as QIU, Lehman Brothers Inc. has performed a due diligence investigation and reviewed and participated in the preparation of the prospectus and the registration statement of which the prospectus is a part. We, the existing stockholders and the other underwriters have agreed to indemnify Lehman Brothers Inc. in its capacity as QIU against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that Lehman Brothers Inc., in its capacity as QIU, may be required to make in respect of any of these liabilities. The initial public offering price of the shares of common stock is no higher than the price recommended by Lehman Brothers Inc.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act of 1934:

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     Edwards & Angell, LLP (a limited liability partnership including professional corporations), New York, New York, will pass upon the validity of the common stock and other legal matters related to the offering for us. Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York, will pass upon legal matters relating to the offering for the underwriters.

                                    EXPERTS

     The financial statements and schedules as of October 31, 2000 and 1999 and for the three years ended October 31, 2000 included in this prospectus and elsewhere in the registration statement have been audited by BDO Seidman, LLP, independent certified public accountants, as indicated in their reports appearing in this prospectus and elsewhere in the registration statement and have been included in reliance upon the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-1 with the Securities and Exchange Commission under the Securities Act with respect to the shares of common stock offered under this prospectus. This prospectus does not contain all the information set forth in the registration statement and the schedules and exhibits to the registration statement. For more information with respect to us and our common stock, we refer you to the registration statement and to the schedules and exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the SEC's principal office in Washington, DC, and copies of all or any part of the registration statement may be obtained from the public reference section of the SEC at 450 Fifth Street, NW, Washington, DC 20549 upon payment of fees prescribed by the SEC. In addition, the SEC maintains a web site that contains reports, proxy statements, information statements and other information that is filed electronically with the SEC. The web site can be accessed at http://www.sec.gov. The SEC's toll free investor information service can be reached at 1-800-SEC-0330.

     Information contained on our website does not constitute part of this prospectus.

     Upon completion of the offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file periodic and other reports, proxy statements and other information with the SEC.

     We intend to furnish our stockholders with annual reports containing financial statements audited by our independent certified public accountants.

                         INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS..........   F-2
FINANCIAL STATEMENTS:
  Balance sheets -- October 31, 1999 and 2000...............   F-3
  Statements of operations for the years ended October 31,
     1998, 1999 and 2000....................................   F-4
  Statements of stockholders' equity for the years ended
     October 31, 1998, 1999 and 2000........................   F-5
  Statements of cash flows for the years ended October 31,
     1998 and 1999 and 2000.................................   F-6
  Notes to financial statements.............................   F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
QK Healthcare, Inc.
Ronkonkoma, New York

     We have audited the accompanying balance sheets of QK Healthcare, Inc. as of October 31, 1999 and 2000 and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended October 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of QK Healthcare, Inc. as of October 31, 1999 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2000 in conformity with generally accepted accounting principles.

                                                BDO SEIDMAN, LLP
New York, New York
December 14, 2000,
except for the reorganization
discussed in Note 1(a), which is
as of March 8, 2001

                              QK HEALTHCARE, INC.

                                 BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       PRO FORMA(1)
                                                     OCTOBER 31,       ------------
                                                 -------------------   OCTOBER 31,
                                                   1999       2000         2000
                                                 --------   --------   ------------
                                                                       (UNAUDITED)
ASSETS
CURRENT:
  Cash and cash equivalents....................  $     --   $     --
  Accounts receivable, net of allowance for
     possible losses of $1,071 and $924........   107,605    111,241
  Inventories..................................   279,067    307,282
  Advances to suppliers for future purchases...     1,148        620
  Prepaid expenses and other current assets....     3,845      6,871
                                                 --------   --------
     Total current assets......................   391,665    426,014
  Property and equipment, less accumulated
     depreciation and amortization.............       256        344
                                                 --------   --------
                                                 $391,921   $426,358
                                                 ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT:
  Advances from Quality King -- related
     party.....................................  $268,355   $351,913
  Accounts payable.............................   119,719     70,093
  Accrued expenses and other...................     3,830      4,335
                                                 --------   --------
     Total current liabilities.................   391,904    426,341
                                                 --------   --------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
  Preferred stock, $.001 par value -- shares
     authorized 20,000; none issued and
     outstanding...............................        --         --    $      --
  Common stock, $.001 par value -- shares
     authorized 100,000; issued and outstanding
     16,500....................................        17         17           17

  Retained earnings (deficit)..................        --         --     (110,000)
                                                 --------   --------    ---------
     Total stockholders' equity................        17         17    $(109,983)
                                                 --------   --------    =========
                                                 $391,921   $426,358
                                                 ========   ========

(1) Reflects the declaration of a $110,000 dividend [see Note 12(a)].

See accompanying notes to financial statements.

                              QK HEALTHCARE, INC.

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        YEAR ENDED OCTOBER 31,
                                                 ------------------------------------
                                                   1998         1999          2000
                                                 --------    ----------    ----------
Sales, net.....................................  $772,359    $1,012,818    $1,242,094
Cost of sales..................................   726,541       939,991     1,159,051
                                                 --------    ----------    ----------
Gross profit...................................    45,818        72,827        83,043
                                                 --------    ----------    ----------
Operating Expenses:
  Warehouse and delivery.......................     4,069         5,047         5,073
  Selling, general and administrative..........     7,187        10,258        11,869
                                                 --------    ----------    ----------
     Total operating expenses..................    11,256        15,305        16,942
                                                 --------    ----------    ----------
Income from operations.........................    34,562        57,522        66,101
Interest expense -- related party..............    17,370        20,737        29,068
                                                 --------    ----------    ----------
Income before income taxes.....................    17,192        36,785        37,033
Income taxes...................................       285           237           326
                                                 --------    ----------    ----------
Net income.....................................  $ 16,907    $   36,548    $   36,707
                                                 ========    ==========    ==========
Pro forma for change in tax status:
  Historical income before income taxes........  $ 17,192    $   36,785    $   37,033
  Pro forma income taxes (Note 6)..............     6,906        14,732        14,831
                                                 --------    ----------    ----------
  Pro forma net income.........................  $ 10,286    $   22,053    $   22,202
                                                 ========    ==========    ==========
  Pro forma basic earnings per share...........                            $      .93
                                                                           ==========
  Pro forma weighted average number of shares
     outstanding [Note 1(c)]...................                                23,833
                                                                           ==========

See accompanying notes to financial statements.

                              QK HEALTHCARE, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             COMMON STOCK,
                                            $.001 PAR VALUE
                                          -------------------   RETAINED
                                           SHARES     AMOUNT    EARNINGS    TOTAL
                                          --------   --------   --------   --------
BALANCE, OCTOBER 31, 1997...............    16,500         17         --         17
Net income..............................                          16,907     16,907
Distribution to Quality King -- related
  party.................................                         (16,907)   (16,907)
                                          --------   --------   --------   --------
BALANCE, OCTOBER 31, 1998...............    16,500         17         --         17
Net income..............................                          36,548     36,548
Distribution to Quality King -- related
  party.................................                         (36,548)   (36,548)
                                          --------   --------   --------   --------
BALANCE, OCTOBER 31, 1999...............    16,500         17         --         17
Net income..............................                          36,707     36,707
Distribution to Quality King-related
  party.................................                         (36,707)   (36,707)
                                          --------   --------   --------   --------
BALANCE, OCTOBER 31, 2000...............    16,500   $     17   $      -   $     17
                                          ========   ========   ========   ========

See accompanying notes to financial statements.

                              QK HEALTHCARE, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              YEAR ENDED OCTOBER 31,
                                                         --------------------------------
                                                           1998        1999        2000
                                                         --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...........................................  $ 16,907    $ 36,548    $ 36,707
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation......................................        --         110         169
     Provision for possible losses.....................       169         136          --
     Decrease (increase) in:
       Accounts receivable.............................   (34,948)    (23,804)     (3,636)
       Inventories.....................................   (68,982)    (89,364)    (28,215)
       Advances to suppliers for future purchases......       (21)       (352)        528
       Prepaid expenses and other current assets.......      (186)     (3,391)     (3,026)
     Increase (decrease) in:
       Accounts payable................................    11,562      88,158     (49,626)
       Accrued expenses and other......................        19       2,434         505
                                                         --------    --------    --------
       Net cash provided by (used in) operating
          activities(1)................................   (75,480)     10,475     (46,594)
                                                         --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Increase in property and equipment...................        --        (366)       (257)
                                                         --------    --------    --------
       Net cash used in investing activities(1)........        --        (366)       (257)
                                                         --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in advances from Quality King -- related
     party.............................................    92,387      26,439      83,558
  Distribution to Quality King -- related party........   (16,907)    (36,548)    (36,707)
                                                         --------    --------    --------
       Net cash provided by (used in) financing
          activities(1)................................    75,480     (10,109)     46,851
                                                         --------    --------    --------
Net increase (decrease) in cash........................        --          --          --
Cash and cash equivalents, beginning of year...........        --          --          --
                                                         --------    --------    --------
Cash and cash equivalents, end of year.................  $     --    $     --    $     --
                                                         ========    ========    ========

-------------------------

(1) The Company did not maintain a separate cash account and accordingly all receipts and disbursements were allocated from Quality King -- related party [see Note 1 (a)].

See accompanying notes to financial statements.

                              QK HEALTHCARE, INC.

                         NOTES TO FINANCIAL STATEMENTS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

1.  BASIS OF PRESENTATION

(a) BACKGROUND AND BASIS OF PRESENTATION

     QK Healthcare, Inc. (the "Company") is a wholesale distributor of selected healthcare products that are delivered to retailers, wholesale distributors and pharmacy benefit managers in the United States. The Company procures products on favorable terms and resells these products within the traditional healthcare distribution channels. The Company primarily delivers products in bulk shipment form to customers' warehouses, as compared to customers' individual stores. The Company's operations consist solely of this single segment.

     Prior to its formation, the Company operated as a division of Quality King Distributors, Inc. ("Quality King"), an S corporation, which is a wholesale distributor of hair care products, groceries, health and beauty care products, and pharmaceuticals. In connection with the reorganization of Quality King (the "Reorganization"), the pharmaceutical business (the "Business") was transferred to the Company in exchange for common stock, which was distributed to the stockholders of Quality King. Subsequent to the Reorganization and in connection with its initial public offering (the "Offering"), the Company's tax status will change from an S corporation to a C corporation.

     Although the Business was a significant division of Quality King, separate financial statements were not prepared in prior periods. The accompanying financial statements have been prepared from the historical accounting records of Quality King, and present all of the operations of the Business for the three years in the period ended October 31, 2000. The financial statements reflect various allocated costs and expenses as described herein (see Notes 8 and 9). The Company's management believes the allocations are reasonable and appropriate; however, these allocated costs and expenses are not necessarily indicative of costs and expenses that would have been incurred had the Business been operated as a separate entity. The Reorganization has been retroactively reflected in these financial statements.

(b) INVENTORY VALUATION

     Prior to the formation of the Company, inventory costs were calculated under the last-in, first-out ("LIFO") method. In connection with the Reorganization, the Company will change the method used in determining inventory cost. Management has concluded that for reporting purposes, the first-in, first-out ("FIFO") method would provide a more accurate valuation of inventory based on current market prices. The change in inventory costing from the LIFO method to the FIFO method is considered a change in accounting principle and requires retroactive restatement of financial statements. As a result, inventories and cost of sales for all periods presented are reported based on the FIFO valuation method.

(c) PRO FORMA ADJUSTMENTS

     The Pro Forma Balance Sheet as of October 31, 2000 reflects the declaration of a $110,000 dividend payable to the Company's controlling stockholders [see
Note 12(a)].

                              QK HEALTHCARE, INC.

     Pro forma income taxes in the Statement of Operations reflects a provision for income taxes based on income before taxes, as if the Company had been a C corporation for all periods presented (see Note 6).

     Pro forma net income per share for the year ended October 31, 2000 includes no dilution and has been computed by dividing the pro forma net income by the weighted average number of common shares considered to be outstanding for the period (16,500) and adjusted to include the estimated number of shares (7,333) representing that portion of the shares sold by the Company in the offering the proceeds of which will be deemed to be utilized to fund the payment of the $110,000 dividend to the controlling stockholders. Pro forma diluted net income per share is the same as the basic earnings per share.

2.  SUMMARY OF ACCOUNTING POLICIES

(a) INVENTORIES

     Inventories are valued at the lower of cost or market. Cost is determined by the FIFO method. The Company's policy is to evaluate and specifically identify obsolete, slow-moving and non-saleable inventory and to provide a reserve for impairment.

(b) REVENUE RECOGNITION

     Revenues are recognized when products are shipped. Provisions for estimated sales allowances, returns and losses are accrued at the time revenues are recognized, based on historical experience.

(c) INCOME TAXES

     Prior to the Reorganization, the Company had been taxed as an S corporation pursuant to the Internal Revenue Code and New York State tax laws and, accordingly, was not subject to Federal and most state income taxes. The Company had been subject to other New York State income taxes. In connection with the Offering the Company will become taxed as a C corporation.

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this standard, deferred income taxes are provided for those items for which the reporting period and methods for income tax purposes differ from those used for financial statement purposes using the asset and liability method. Deferred income taxes are insignificant.

(d) PROPERTY AND EQUIPMENT

     Property and equipment, which include leasehold improvements, are stated at cost. Depreciation and amortization are computed by the straight-line and accelerated methods over the estimated useful lives of the related assets, which range from 5 to 7 years. Leasehold improvements are amortized over their estimated useful lives.

(e) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term maturity of these financial instruments.

                              QK HEALTHCARE, INC.

Advances from Quality King approximates fair value as the effective interest rate on the advances is the same as the rate which Quality King pays for its borrowings.

(f) LONG-LIVED ASSETS

     In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," long-lived assets (e.g., property and equipment) are evaluated for impairment when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to their fair value. No write-downs have been necessary through October 31, 2000.

(g) CONCENTRATIONS OF CREDIT RISK

     The Company is potentially subject to a concentration of credit risk with respect to its trade receivables, the majority of which are due from wholesale distributors and drugstore chains. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains allowances to cover potential or anticipated losses for uncollectible accounts.

(h) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.  PROPERTY AND EQUIPMENT

     Major classes of property and equipment consist of the following:

                                                          OCTOBER 31,
                                                         --------------
                                                         1999     2000
                                                         ----    ------
Machinery and equipment................................  $722    $  804
Leasehold improvements.................................   133       308
                                                         ----    ------
                                                          855     1,112
Less accumulated depreciation and amortization.........   599       768
                                                         ----    ------
                                                         $256    $  344
                                                         ====    ======

     Quality King was deemed to have contributed certain assets to the Company as of November 1, 1998.

4.  ADVANCES FROM QUALITY KING -- RELATED PARTY

     For all periods presented, Quality King maintained a loan agreement with a syndicate of banks. In connection with the preparation of the financial statements of the Company

                              QK HEALTHCARE, INC.

[see Note 1(a)], advances from Quality King (total assets in excess of other current liabilities) were treated as loans between Quality King and the Company. Interest expense on these advances was based on the effective rates paid by Quality King under its loan agreement (see Note 9). In connection with the Reorganization and concurrent with the Offering, the Company has entered into a new bank loan agreement [see Note 12(c)].

5.  COMMITMENTS AND CONTINGENCIES

(a) LEASE

     The Company leases warehouse and office space from a related party under an agreement which expires on the fifth anniversary of the Reorganization (see Note
7). Minimum annual lease commitments under this lease are $404, plus increases in real estate taxes. Rent expense allocated to the Company for the years ended October 31, 1998, 1999 and 2000 was $223, $424 and $406, respectively. Rent was allocated based on space used by the Company.

(b) UNION CONTRACTS

     The Company's warehouse employees are members of the United Food Commercial Workers Union. The Company is party to a collective bargaining agreement with the union, which is effective through August 2002.

6.  PRO FORMA INCOME TAXES

     The pro forma income taxes represent the amount that would have been reported had the Company operated as a stand-alone entity and filed Federal and state income tax returns as a C corporation.

                                                       YEAR ENDED OCTOBER 31,
                                                    ----------------------------
                                                     1998      1999       2000
                                                    ------    -------    -------
Federal...........................................  $5,350    $11,412    $11,489
State.............................................   1,556      3,320      3,342
                                                    ------    -------    -------
Pro forma income taxes............................  $6,906    $14,732    $14,831
                                                    ======    =======    =======

     The pro forma income taxes on historical income differs from amounts computed by applying the applicable Federal statutory rates due to state income taxes.

7.  RELATED PARTY TRANSACTIONS

     In connection with the Reorganization, Quality King will provide the Company with various services pursuant to a support services agreement. These services primarily include computer and warehouse management and consulting services. Based on the terms of the agreement, the Company will be obligated to pay a management fee for services rendered by Quality King. The fee will be based on .05% of net sales of the Company.

     The Company also rents warehouse and office space from a related party pursuant to a sublease agreement [see Note 5(a)].

                              QK HEALTHCARE, INC.

     The Company has an arrangement with an affiliate to provide logistical assistance relating to certain purchases made by the Company. The Company reimburses the affiliate for its expenses of approximately $30 per month.

8.  ALLOCATIONS

     In connection with the preparation of the Company's financial statements as described in Note 1(a), all balance sheet and income statement accounts that were directly attributable to the Business were identified and carved-out of the books and records of Quality King. Those accounts include accounts receivable, inventories, advances to suppliers for future purchases, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities, net sales, cost of sales and certain operating expenses. Management also identified various other operating expenses that were not directly attributable to any specific division of Quality King. A portion of these expenses was allocated to the Company based on different assumptions and methods. The procedures employed utilized various allocation bases, including the number of transactions processed, estimated delivery miles, warehouse square footage and other methods as indicated below. The following table summarizes the expenses which were allocated to the Company:

                                                       YEAR ENDED OCTOBER 31,
                                                    ----------------------------
                                                     1998       1999       2000
                                                    ------     ------     ------
WAREHOUSE AND DELIVERY
  Delivery expenses............................     $  854     $  600     $  612
  Rent.........................................        213        417        460
  Payroll and related expenses.................        271        310        249
  Utilities....................................         47        105        155
  Supplies.....................................         59        103        138
  Union expenses...............................         78        109        133
  Repairs and maintenance......................         77        121         54
  Depreciation.................................         34         81         12
  Other........................................         50         65          8
                                                    ------     ------     ------
                                                    $1,683     $1,911     $1,821
                                                    ======     ======     ======
SELLING, GENERAL AND ADMINISTRATIVE:
  Payroll and related expenses.................     $1,479     $2,368     $2,140
  Insurance....................................        572        797        931
  Office expenses..............................        279        509        438
  Professional fees............................        275        180        366
  Telephone....................................        244        274        205
  Computer services............................        155        259        179
  Sales expenses...............................        174        147        128
  Other........................................         93         52         62
                                                    ------     ------     ------
                                                     3,271      4,586      4,449
                                                    ------     ------     ------
Total..........................................     $4,954     $6,497     $6,270
                                                    ======     ======     ======

                              QK HEALTHCARE, INC.

     The above expenses were allocated as follows:

WAREHOUSE AND DELIVERY

     Warehouse expenses, including rent, payroll, repairs and maintenance, union expenses, supplies, utilities, and depreciation were primarily allocated based on warehouse square footage. Payroll taxes were allocated primarily based on payroll dollars. Other warehouse and delivery expenses, which includes office expenses and security, were allocated based on warehouse square footage. Delivery expenses were allocated based on estimated delivery miles.

SELLING, GENERAL AND ADMINISTRATIVE

     Selling, general and administrative expenses, including office payroll, office expenses, telephone, professional fees, computer services and sales expense, were allocated primarily based on the ratio of the number of transactions processed. Officers' payroll was allocated primarily based on an estimate of the ratio of time apportioned to the Company. Payroll taxes were allocated based on payroll dollars and the ratio of the number of transactions processed. Other selling, general and administrative expenses, which include utilities and depreciation, were allocated based on a ratio of the number of transactions processed.

     The following table summarizes the methods used to allocate expenses:

                                                             YEAR ENDED OCTOBER 31,
                                                           --------------------------
                                                            1998      1999      2000
                                                           ------    ------    ------
Ratio of the number of transactions processed............  $2,279    $3,191    $2,606
Payroll dollars..........................................     253       572       861
Warehouse square footage.................................     751     1,216       833
Estimated delivery miles.................................     853       600       614
Sales ratios.............................................     145       178       523
Estimate of time-officers................................     400       400       408
Purchases ratios.........................................      73       165       232
Inventory ratios.........................................     194       155       192
Other....................................................       6        20         1
                                                           ------    ------    ------
Total....................................................  $4,954    $6,497    $6,270
                                                           ======    ======    ======

     The Company believes that the allocated expenses are reasonable and approximate those expenses that would have been incurred had the Company operated as a separate entity.

9.  INTEREST EXPENSE

     In connection with the preparation of the Company's financial statements (see Notes 1(a) and 4), interest expense was charged by Quality King to the Company based on the Company's average monthly balances of accounts receivable, inventories and advances to suppliers less accounts payable. Interest expense was based on the effective rates paid by Quality King under its loan agreement for the respective periods. Interest rates charged for the years ended October 31, 1998, 1999 and 2000 were approximately 7.8%, 7.2% and 8.4%, respectively.

                              QK HEALTHCARE, INC.

10.  STOCKHOLDERS' EQUITY AND STOCK OPTIONS

(a) COMMON STOCK

     In connection with the Reorganization, the Company issued 16,500 shares of common stock, $.001 par value per share, to the stockholders of Quality King. The shares issued in the Reorganization are reflected in the historical financial statements as issued in the earliest period presented. The Reorganization, including the issuance of common stock, has been retroactively reflected in these financial statements since the stockholders of Quality King are also the stockholders of the Company.

(b) STOCK OPTION PLAN

     The Company established a stock option plan for employees and other persons who perform services for it. The Company has authorized a maximum of 4,900 shares of common stock for incentive stock options and non-qualified stock options under this plan.

     Concurrent with the Offering, the Company will issue options to purchase an aggregate of 3,930 shares of common stock. These options will be granted on the following terms: incentive and non-qualified stock options to purchase 230 shares at an exercise price equal to the offering price of the shares sold in the Offering that will vest over four years and will be exercisable for 10 years; incentive and non-qualified stock options to purchase 850 shares at an exercise price equal to the offering price of the shares sold in the Offering that will vest immediately but will be subject to various restrictions upon sale and will be exercisable for 10 years; and non-qualified stock options, issued for past services, to purchase 2,850 shares at an exercise price $5.00 per share less than the offering price of the shares sold in the Offering that will vest immediately but will be subject to various restrictions on sale and will be exercisable for 10 years.

     Since the non-qualified stock options have an exercise price below the offering price of the shares sold in the Offering, the Company will record a significant non-recurring non-cash charge to operations in an amount equal to the excess of the fair value of the common stock underlying the options over the exercise price of the options. This charge (aggregating $8,550 after income tax effect) will reduce income from operations in the quarter immediately following the Offering.

11.  MAJOR CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK

     For the three years ended October 31, 1998, 1999 and 2000, two customers accounted for approximately 34%, 33%, and 35%, respectively. These customers accounted for approximately the same percentage of accounts receivable for all years presented, as their sales for these years.

12.  SUBSEQUENT EVENTS

(a) CORPORATE REORGANIZATION

     In connection with the Reorganization and the Offering, the Company declared a dividend to the controlling stockholders of $110,000. The Company paid the dividend to the controlling stockholders in the form of promissory notes (the "Notes") [see Note 12(b)]. The Notes have a final maturity in 2009 and require the mandatory prepayment of $40,000 upon the closing of the Offering. The Notes bear interest at an annual rate of

                              QK HEALTHCARE, INC.

7.5%. The Company will pay $45,000 of the principal and accrued interest on the Notes in 28 equal quarterly installments commencing in June 30, 2002 and the remaining $25,000 of principal and accrued interest in eight equal quarterly installments beginning five years after the consummation of the Offering. The Notes will be subordinated to all of the Company's outstanding and future indebtedness, including the loans under the Company's new bank loan agreement.

     The historical advances from Quality King of $351,913 at October 31, 2000 was based on the difference between the assets and liabilities to third parties. In connection with the Reorganization, Quality King forgave advances of $30,300, which was treated as a capital contribution by Quality King.

(b) INITIAL PUBLIC OFFERING

     The Company is in the process of filing a registration statement covering the Offering under which it anticipates generating net proceeds of approximately $152,075 upon the sale of its common stock.

     The net proceeds will be used to pay $40,000 of the Notes [see Note 12(a)] and reduce short-term borrowings assumed from Quality King by $112,075.

(c) NEW LOAN AGREEMENT

     In connection with the Reorganization the Company became a party to Quality King's bank loan agreement with a group of banks to provide funds for operations through the consummation of this Offering. In connection with the Offering, the Company entered into a loan agreement with a syndicate of lenders. The loan agreement is for $350,000 and has a term of four and a half years. The loan agreement provides for borrowings based on 85% of receivables and 65% of inventory, as defined. Interest accrues at the prime rate or at LIBOR plus a margin ranging from 1.375% to 1.75%, which is initially 1.625% (1.75% if the net proceeds from the Offering are less than $151,000) and will be adjusted at the beginning of each fiscal quarter based on a financial ratio which measures the Company's average daily interest-bearing debt for the quarter then ended to the earnings before interest expense, income taxes, depreciation and amortization for the twelve month period then ended. The loan agreement provides for certain financial ratios, warranties and other covenants.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. This preliminary prospectus is subject to completion prior to this offering.

                                 [MAP GRAPHIC]

                               11,000,000 Shares

                           [QK HEALTHCARE INC. LOGO]

                                  COMMON STOCK

                          ----------------------------

                                   PROSPECTUS
                                         , 2001

                          ----------------------------

                                LEHMAN BROTHERS
                                   JP MORGAN
                          FIRST UNION SECURITIES, INC.
                            FIDELITY CAPITAL MARKETS

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the common stock registered hereby:

SEC registration fee.......................................  $   71,933
NASD fee...................................................      29,325
Printing and engraving expenses............................     375,000
Accounting fees and expenses...............................   2,050,000
Legal fees and expenses....................................     375,000
Blue Sky fees and expenses.................................       4,000
NYSE listing application fee...............................      84,600
Transfer agent fees and expenses...........................       5,000
Miscellaneous..............................................      30,142
                                                             ----------
     TOTAL.................................................  $3,025,000
                                                             ==========

ITEM 14.  INDEMNIFICATION OF DIRECTOR AND OFFICERS.

     Our officers and directors are covered by provisions of the Delaware General Corporation Law and our certificate of incorporation and by-laws, which serve to limit, and, in some instances, to indemnify them against, liabilities which they may incur in their respective capacities. Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to us or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions, or
(iv) for any transaction from which the director derives an improper personal benefit.

     Our by-laws provide for the indemnification of our directors and officers (as well as certain other persons) if the person acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. In an action by or in the right of us, no indemnification may be made if the person shall have been adjudged to be liable to us unless the court in which the action was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses which the court deems proper. Our by-laws also provide that any indemnification (unless ordered by a court) may be made by us only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the person has met the applicable standard of conduct. This determination must be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action, (ii) if a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by our stockholders. If an indemnified person has been successful on the merits or otherwise in defense of any action described above, or in the defense of any matter in the action, the person will be indemnified against expenses (including attorneys' fees) incurred in connection with the action, without the necessity of authorization in the specific case. Expenses incurred in defending or investigating a threatened or pending action may be paid by us in advance of the final disposition of the action upon receipt of an undertaking by the person to repay the amount if it is ultimately determined that indemnification is not proper. The indemnification and advancement of expenses provided by or granted under our by-laws are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, contract, vote of stockholders or disinterested directors or otherwise, it being our policy that indemnification of the persons specified in the by-laws shall be made to the fullest extent permitted by law. The indemnification and advancement of expenses provided by our by-laws, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and inure to the benefit of the heirs, executors and administrators of that person.

     We carry directors' and officers' liability insurance.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     In connection with the Reorganization of Quality King and the Offering, the pharmaceutical business of Quality King was transferred prior to the effective date of this registration statement to QK Healthcare, Inc., a newly-formed S corporation, and 16,500,000 shares of common stock of QK Healthcare, Inc. were distributed to the shareholders of Quality King. The issuance of the shares was a transaction exempt from the registration requirements under Section 4(2) of the Securities Act.

     In connection with the Reorganization and the Offering, we declared a dividend to our controlling stockholders of $110 million, payable in the form of promissory notes. The notes require the mandatory prepayment of up to $40 million upon the closing of this Offering. The issuance of the notes was a transaction exempt from the registration requirements under Section 4(2) of the Securities Act.

     Stock options to purchase an aggregate of 3,930,000 shares of our common stock have been granted to our employees under our stock option plan effective upon the closing of this offering. These options were granted on the following terms:

     - Incentive and non-qualified stock options to purchase 230,000 shares at an exercise price equal to the initial offering price of the shares in the offering will vest in four equal annual installments and will be exercisable for 10 years;

     - Incentive and non-qualified stock options to purchase 850,000 shares at an exercise price equal to the initial offering price of the shares in the offering will be fully vested and exercisable for 10 years but will be subject to various restrictions on resale of the shares acquired upon exercise of the options; and

     - Non-qualified stock options to purchase 2,850,000 shares at an exercise price $5.00 less than the initial offering price of the shares in the offering will be fully vested and exercisable for 10 years but will be subject to various restrictions on resale of the shares acquired upon exercise of the options. The issuance of the options was a transaction exempt from the registration requirements under Section 4(2) of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     a.  Exhibits:

  1.1**  Form of Underwriting Agreement
  2.1**  Plan of Reorganization
  3.1**  Form of Second Amended and Restated Certificate of
         Incorporation
  3.2**  By-Laws
  4.1**  Form of Specimen Stock Certificate
  4.2** Form of Registration Rights Agreement between the Company and Arlene, Stephen and Glenn Nussdorf, as trustees
  4.3**  Form of Promissory Notes to Controlling Stockholders
  5.1**  Opinion of Edwards & Angell, LLP
 10.1**  Form of Support Services Agreement between the Company and
         Quality King Distributors, Inc.
 10.2**  Form of Indemnification, Noncompetition and Tax Cooperation
         Agreement among Quality King Distributors, Inc., QK
         Healthcare, Inc. and Pro's Choice Beauty Care, Inc.
 10.3**  Form of Sublease with Quality King Distributors, Inc.
 10.4**  Form of Stock Option Plan
 10.5** Form of incentive stock option agreements with four year vesting
 10.6** Form of incentive stock option agreements with immediate vesting
 10.7**  Form of non-qualified stock option agreements
 10.8**  Form of Employment Agreement between the Company and Michael
         Sosnowik
 10.9** Loan and Security Agreement with Fleet Capital Corporation, as Administrative Agent and Mellon Bank, N.A., as
         Syndication Agent and Fleet Capital Corporation and Mellon
         Bank, N.A., as Co-Arrangers and each of the Financial
         Institutions that are a party thereto, as Lenders.
 10.10** Form of Software License
 10.11** Management Compensation Incentive Plan
 23.1**  Consent of Edwards & Angell, LLP (included in Exhibit 5.1)
 23.2    Consent of BDO Seidman, LLP
 24.1**  Power of Attorney
 99.1**  Consent of Dennis Erani
 99.2**  Consent of Paul Garfinkle

-------------------------

 ** Previously filed

     b.  Financial Statement Schedules

Schedule II -- Valuation and Qualifying Accounts

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ronkonkoma, State of New York, on March 8, 2001.

                                          QK Healthcare, Inc.

                                          By:      /s/ MICHAEL W. KATZ
                                             -----------------------------------
                                              Name: Michael W. Katz
                                              Title: Executive Vice President

     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on March 8, 2001.


                         *                             Chairman, Chief Executive Officer and
---------------------------------------------------    Director (Principal Executive
                  Glenn Nussdorf                       Officer)

                /s/ MICHAEL W. KATZ                    Executive Vice President, Chief
---------------------------------------------------    Financial Officer and Treasurer
                  Michael W. Katz                      (Principal Financial Officer)

                 /s/ DENNIS BARKEY                     Senior Vice President, Chief
---------------------------------------------------    Accounting Officer (Principal
                   Dennis Barkey                       Accounting Officer)

               /s/ MICHAEL SOSNOWIK                    President and Director
---------------------------------------------------
                 Michael Sosnowik

                         *                             Director
---------------------------------------------------
                  Arlene Nussdorf

                         *                             Director
---------------------------------------------------
                 Stephen Nussdorf

             *By: /s/ MICHAEL W. KATZ
   ---------------------------------------------
                 Michael W. Katz,
                 Attorney-in-Fact

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                        ON FINANCIAL STATEMENT SCHEDULE

     The audit referred to in our report to QK Healthcare, Inc. (the "Company"), dated December 14, 2000, except for the Reorganization discussed in Note 1(a), which is as of March 8, 2001, which is contained in the Prospectus constituting a part of this Registration Statement, included the audit of the schedule listed under Item 16(b) for the three years ended October 31, 2000, 1999 and 1998, respectively. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based upon our audits.

     In our opinion, such financial statement schedule presents fairly, in all material respects, the information set forth therein.

                                          BDO SEIDMAN, LLP

New York, New York
December 14, 2000

                                                                     SCHEDULE II

                              QK HEALTHCARE, INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                                 ADDITIONS
                                    BALANCE AT   CHARGED TO
                                    BEGINNING    COSTS AND                   OTHER     BALANCE AT
DESCRIPTION                         OF PERIOD    EXPENSE(A)   WRITE-OFFS    CHANGES   END OF PERIOD
-----------                         ----------   ----------   ----------    -------   -------------
Reserves and allowances deducted
  from asset accounts:
Allowance for possible losses
  Year ended October 31, 1998.....  $  816,000    $169,000    $(122,000)      $--      $  863,000
  Year ended October 31, 1999.....  $  863,000    $136,000    $  72,000(b)    $--      $1,071,000
  Year ended October 31, 2000.....  $1,071,000    $     --    $(147,000)      $--      $  924,000

-------------------------

(a) Provision for possible losses.

(b) Recovery, net of $30,000 of write-offs.

                                 EXHIBIT INDEX

                                                                       SEQUENTIALLY
EXHIBIT                                                                  NUMBERED
NUMBER                            DESCRIPTION                              PAGE
-------                           -----------                          ------------
  1.1**    Form of Underwriting Agreement
  2.1**    Plan of Reorganization
  3.1**    Form of Second Amended and Restated Certificate of
           Incorporation
  3.2**    By-Laws
  4.1**    Form of Specimen Stock Certificate
  4.2**    Form of Registration Rights Agreement between the Company
           and Arlene, Stephen and Glenn Nussdorf, as trustees
  4.3**    Form of Promissory Notes to Controlling Stockholders
  5.1**    Opinion of Edwards & Angell, LLP
 10.1**    Form of Support Services Agreement between the Company and
           Quality King Distributors, Inc.
 10.2**    Form of Indemnification, Noncompetition and Tax
           Cooperation Agreement among Quality King Distributors,
           Inc., QK Healthcare, Inc. and Pro's Choice Beauty Care,
           Inc.
 10.3**    Form of Sublease with Quality King Distributors, Inc.
 10.4**    Form of Stock Option Plan
 10.5**    Form of incentive stock option agreements with four year
           vesting
 10.6**    Form of incentive stock option agreements with immediate
           vesting
 10.7**    Form of non-qualified stock option agreements
 10.8**    Form of Employment Agreement between the Company and
           Michael Sosnowik
 10.9**    Loan and Security Agreement with Fleet Capital
           Corporation, as Administrative Agent and Mellon Bank,
           N.A., as Syndication Agent and Fleet Capital Corporation
           and Mellon Bank, N.A., as Co-Arrangers and each of the
           Financial Institutions that are a party thereto, as
           Lenders.
 10.10**   Form of Software License
 10.11**   Management Compensation Incentive Plan
 23.1**    Consent of Edwards & Angell, LLP (included in Exhibit 5.1)
 23.2      Consent of BDO Seidman, LLP
 24.1**    Power of Attorney
 99.1**    Consent of Dennis Erani
 99.2**    Consent of Paul Garfinkle

-------------------------

 ** Previously filed